Exhibit 99.3

MANAGEMENT’S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following is a discussion of our financial condition and results of operations for the six month periods ended June 30, 2024 and 2025. Unless otherwise specified herein, references to the “Company,” “we” or “our” shall include PYXIS TANKERS INC. and its subsidiaries. You should read the following discussion and analysis together with our unaudited interim Condensed Consolidated Financial Statements as of June 30, 2025 and for the six month periods ended June 30, 2024 and 2025, and the accompanying notes thereto, included elsewhere in this report. For additional information relating to our management’s discussion and analysis of financial condition and results of operations, please see our Annual Report on Form 20-F for the year ended December 31, 2024, filed with the U.S. Securities and Exchange Commission (the “SEC”) on March 28, 2025 (the “2024 Annual Report”).

Forward-Looking Statements

Our disclosure and analysis pertaining to our operations, cash flows and financial position, including, in particular, the likelihood of our success in developing and expanding our business and making acquisitions, contains forward-looking statements and forward-looking information within the meaning of the Private Securities Litigation Reform Act of 1995 and applicable securities laws. Statements that are predictive in nature, that depend upon or refer to future events or conditions, or that include words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “estimates,” “seeks,” “targets,” “continue,” “contemplate,” “possible,” “likely,” “might,” “will,” “would,” “could,” “projects,” “forecasts,” “predicts,” “potential”, “may,” “should” and similar expressions are forward-looking statements. All statements in this report that are not statements of either historical or current facts are forward-looking statements. Forward-looking statements include, but are not limited to, such matters as our future operating or financial results, global and regional economic and political conditions, including piracy, pending vessel acquisitions, our business strategy and expected capital spending or operating expenses, including dry-docking and insurance costs, competition in the product tanker and dry bulk industries, statements about shipping market trends, including charter rates and factors affecting supply and demand, in particular, the effects of the war in the Ukraine or the Red Sea conflict , our financial condition and liquidity, including our ability to obtain financing in the future to fund capital expenditures, acquisitions and other general corporate activities, our ability to enter into fixed-rate charters after our current charters expire and our ability to earn income in the spot market and our expectations of the availability of vessels to purchase, the time it may take to construct new vessels, and vessels’ useful lives. Factors that might cause or contribute to such discrepancy include, but are not limited to, the risk factors described in our Annual Report on Form 20-F for the year ended December 31, 2024 which was filed on March 28, 2025 with the Securities and Exchange Commission (the “SEC”) and our other filings with the SEC. Any of these factors or a combination of these factors could materially affect our future results of operations and the ultimate accuracy of the forward-looking statements.

Factors that might cause future results to differ include, but are not limited to, the following:

●	changes in governmental taxation, rules and regulations or actions and compliance, including environmental and securities matters, taken by regulatory authorities;
●	the impact of the U.S. presidential and congressional election results effecting the economy, future laws and regulations and trade policy matters, such as the imposition of tariffs and other import restrictions;
●	changes in economic and competitive conditions affecting our business, including market fluctuations in charter rates and charterers’ abilities to perform under existing time charters;
●	our future operating or financial results;
●	the central bank policies intended to combat overall inflation and rising interest rates and foreign exchange rates;
●	our continued borrowing availability under our existing and future debt agreements and compliance with the covenants contained therein;
●	our ability to procure or have access to financing, our liquidity and the adequacy of cash flows for our operations;
●	our ability to successfully employ our vessels, including under time charters;
●	changes in our operating expenses, including bunker fuel prices, crewing expenses, dry docking costs, general and administrative expenses and insurance costs, including adequacy of coverage;
●	our ability to fund future capital expenditures and investments in the acquisition and refurbishment of our vessels (including the amount and nature thereof and the timing of completion thereof, the delivery and commencement of operations dates, expected downtime and lost revenue);
●	planned, pending or recent acquisitions and divestitures, business strategy and expected capital spending or operating expenses, including drydocking, surveys, upgrades and insurance costs;
●	vessel breakdowns and instances of off-hire;
●	potential claims or liability from future litigation, government inquiries and investigations and potential costs due to environmental damage and vessel collisions;
●	the arrest or detention of our vessels by maritime claimants or governmental authorities;

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●	any disruption of information technology systems and networks that our operations rely on or any impact of a possible cybersecurity breach;
●	general product tanker and dry-bulk shipping market trends, including fluctuations in charter hire rates and vessel values and their useful lives;
●	changes in supply and demand in the product tanker and dry-bulk shipping sectors, including the market for our vessels and the number of new buildings under construction;
●	changes in economic and competitive conditions affecting our business, including market fluctuations in charter rates and charterers’ abilities to perform under existing time charters;
●	disruption of world trade due to rising protectionism, breakdown of multilateral trade agreements, introduction or expansion of tariffs or other trade restrictions by countries, acts of piracy (e.g. east coast of Somalia), terrorism, political events, public health threats, international hostilities, including the recent armed conflicts between Russia and Ukraine (the “Ukraine War”) as well as ongoing developments in the Middle East, such as the conflict between Israel and Hamas, vessel attacks in the Red Sea and other terrorist activity in the region, oil and other sanctions on Iran imposed by multiple jurisdictions, (the “Middle East conflicts”) and related instability;
●	changes in interest rates, including the impact on our debt from movements in Secured Overnight Financing Rate (“SOFR”), and foreign exchange rates;
●	changes in seaborne and other transportation;
●	Severe and potentially extended weather disruptions, such as, the extreme drought conditions in Panama which restricted the number of vessel transits through its canal for a period of approximately 18 months ending summer, 2024;
●	business disruptions due to natural disasters and the length and severity of epidemics and pandemics and their impact on the demand for seaborne transportation in the tanker and dry-bulk sectors;
●	any non-compliance with the U.S. Foreign Corrupt Practices Act of 1977 or other applicable regulations relating to bribery or corruption;
●	the impact of scrutiny and changing expectations from investors, lenders and other market participants with respect to our Environmental, Social and Governance (“ESG”) policies and the impact of climate change;
●	general domestic and international political conditions; the length and number of off-hire periods and dependence on key employees and third-party managers; and
●	other factors discussed under the “Item 3. Key Information – D. Risk Factors” in the 2024 Annual Report and please see the Company’s other filings with the SEC for a more complete discussion of certain of these and other risks and uncertainties.

You should not place undue reliance on forward-looking statements contained herein because they are statements about events that are not certain to occur as described or at all. All forward-looking statements herein are qualified in their entirety by the cautionary statements contained herein. These forward-looking statements are not guarantees of our future performance, and actual results and future developments may vary materially from those projected in the forward-looking statements. Except to the extent required by applicable law or regulation, we undertake no obligation to release publicly any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.

Overview

We are PYXIS TANKERS INC., a corporation incorporated in the Republic of the Marshall Islands on March 23, 2015. We currently own, directly or indirectly, 100% ownership interest in the following vessel owning companies:

●	SEVENTHONE CORP., established under the laws of the Republic of the Marshall Islands (“Seventhone”);
●	TENTHONE CORP., established under the laws of the Republic of the Marshall Islands (“Tenthone”);
●	ELEVENTHONE CORP., established under the laws of the Republic of the Marshall Islands (“Eleventhone”);
●	DRYTWO CORP., established under the laws of the Republic of the Marshall Islands (“Drytwo”)

As of June 30, 2025, we also own 60% ownership in DRYKON MARITIME Corp. (“Drykon”), an entity that owns through its wholly-owned subsidiary, DRYONE CORP. (“Dryone”), a 2016 Japanese built Ultramax dry-bulk carrier the “Konkar Ormi”. The remaining 40% is owned by an entity related to our Chief Executive Officer and Chairman.

As of June 30, 2025, we also own 60% ownership in ACCUSHIP MARITIME Ltd. (“Accuship”), an entity that owns through its wholly-owned subsidiary, DRYTHREE CORP. (“Drythree”), a 2015 Japanese built Kamsarmax dry-bulk carrier the “Konkar Venture”. The remaining 40% is owned by an entity related to our Chief Executive Officer and Chairman. The “Konkar Venture”, a sister ship to our eco-efficient “Konkar Asteri”, was delivered on June 28, 2024.

We consolidate in our financial statements the aforementioned dry-bulk joint ventures for the “Konkar Ormi” and “Konkar Venture” under the relevant ASC 810 guidelines as a result of our control over Drykon and Accuship. As a result of the transactions the Company reports non-controlling interest (“NCI”) in its accompanying unaudited interim Condensed Consolidated Financial Statements. Dryone and Drythree are established under the laws of the Marshall Islands, collectively with Eleventhone, Seventhone, Tenthone and Drytwo are referred to herein as the “Vessel-owning companies”.

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Pyxis also currently owns 100% ownership interest in the following non-vessel owning companies:

●	SECONDONE CORPORATION LTD., established under the laws of the Republic of the Marshal Islands (“Secondone”) that owned the vessel “Northsea Alpha” that was sold to an unaffiliated third party on January 28, 2022;
●	THIRDONE CORPORATION LTD., established under the laws of the Republic of the Marshal Islands (“Thirdone”) that owned the vessel “Northsea Beta” that was sold to an unaffiliated third party on March 1, 2022;
●	FOURTHONE CORPORATION LTD., established under the laws of the Republic of the Marshall Islands (“Fourthone”) that owned the vessel “Pyxis Malou” that was sold to an unaffiliated third party on March 23, 2023;
●	SIXTHONE CORP., established under the laws of the Republic of the Marshal Islands (“Sixthone”) that owned the vessel “Pyxis Delta” that was sold to an unaffiliated third party on January 13, 2020;
●	EIGHTHONE CORP., established under the laws of the Republic of the Marshall Islands (“Eighthone”) that owned the vessel “Pyxis Epsilon” that was sold to an unaffiliated third party on December 15, 2023;
●	MARITIME TECHNOLOGIES CORP., established under the laws of Delaware;
●	TWELFTHONE CORP., established on May 15, 2025 under the laws of the Republic of the Marshall Islands (“Twelfthone”) and
●	DRYFOUR CORP., established on May 15, 2025 under the laws of the Republic of the Marshall Islands (“Dryfour”).

All of the Vessel-owning companies are engaged in the marine transportation of liquid cargoes through the ownership and operation of tanker vessels and dry commodities through the ownership and operation of dry-bulk carriers, as listed below:

Vessel-owning Company	Incorporation date	Vessel	DWT	Year built	Acquisition date
Tanker fleet
Seventhone	31-May-2011	Pyxis Theta	51,795	2013	16-Sep-2013
Tenthone	22-Apr-2021	Pyxis Karteria	46,652	2013	15-Jul-2021
Eleventhone	11-Sep-2021	Pyxis Lamda	50,145	2017	20-Dec-2021
Dry-bulk fleet
Dryone	04-Jul-2023	Konkar Ormi	63,520	2016	14-Sep-2023
Drytwo	24-Nov-2023	Konkar Asteri	82,013	2015	15-Feb-2024
Drythree	29-May-2024	Konkar Venture	82,099	2015	28-Jun-2024

Vessel Management

PYXIS MARITIME CORP. (“Maritime”), a corporation established under the laws of the Republic of the Marshall Islands, which is beneficially owned by Mr. Valentios (Eddie) Valentis, our Chairman, Chief Executive Officer and Class I Director, provides certain ship management services to the Vessel-owning companies, including but not limited to chartering, financing and accounting, sale and purchase, insurance, operations, dry-docking and construction supervision, for a fixed daily fee per vessel, under a head management agreement (the “Head Management Agreement”).

The Company uses the services of Konkar Shipping Agencies, S.A. (“Konkar Agencies”), a dry-bulk ship management company with its principal office in Greece and which is beneficially owned by Mr. Valentis, our Chairman, Chief Executive Officer and Class I Director. Konkar Agencies is engaged under separate management agreement directly by the Company’s respective bulker Vessel-owning companies to provide a wide range of shipping services, including but not limited to, chartering, technical, sale and purchase, insurance, operations and dry-docking and construction supervision, all provided at a fixed daily fee per bulker. The management agreement for the dry-bulkers have an initial term of five years. The management agreement will automatically be renewed for consecutive five year periods, or until terminated by either party on three months’ notice.

With effect from the delivery of each tanker, the crewing and technical management of the vessels were contracted to INTERNATIONAL TANKER MANAGEMENT LTD. (“ITM”) with permission from Maritime. ITM is an unrelated third party technical manager, represented by its branch based in Dubai, UAE. Each ship-management agreement with ITM continues by its terms until it is terminated by either party. The ship-management agreements may be cancelled by us or ITM for any reason at any time upon three months’ advance notice.

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Results of Operations

Our revenues consist of earnings under the charters on which we employ our vessels. We believe that the important measures for analyzing trends in the results of our operations consist of the following:

Revenues, net

We generate revenues by chartering our vessels for the transportation of petroleum products and other liquid bulk items, such as organic chemicals, and dry-bulk commodities. Revenues are generated primarily by the number of vessels in our fleet, the number of voyage days employed and the amount of daily charter hire earned under vessels’ charters. These factors, in turn, can be affected by a number of decisions by us, including the amount of time spent positioning a vessel for charter, dry-dockings, repairs, maintenance and upgrading, as well as the age, condition and specifications of our ships and supply and demand factors in the product tanker market. As of August 8, 2025, all the six of our vessels in our fleet were employed in short term time charters. Revenues from time charter agreements providing for varying daily rates are accounted for as operating leases and thus are recognized on a straight line basis over the term of the time charter as service is performed. Revenue under spot charters is recognized from loading of the current spot charter to discharge of the current spot charter. Vessels operating on time charters provide more predictable cash flows, but can yield lower profit margins than vessels operating in the spot market during periods characterized by favorable market conditions. The vessel owner generally pays commissions on both types of charters on the gross charter rate. Address commissions represent a discount provided directly to the charterers based on a fixed percentage of the agreed upon charter and is presented as a reduction in revenues.

Time Charters

A time charter is a contract for the use of a vessel for a specific period of time during which the charterer pays substantially all of the voyage expenses, including port and canal charges and the cost of bunker (fuel oil), but the vessel owner pays vessel operating expenses, including the cost of crewing, insuring, repairing and maintaining the vessel, the costs of spares and consumable stores and tonnage taxes. Time charter rates are usually set at fixed rates during the term of the charter. Prevailing time charter rates fluctuate on a seasonal and on a year-to-year basis and, as a result, when employment is being sought for a vessel with an expiring or terminated time charter, the prevailing time charter rates achievable in the time charter market may be substantially higher or lower than the expiring or terminated time charter rate. Fluctuations in time charter rates are influenced by changes in spot charter rates, which are in turn influenced by a number of factors, including vessel supply and demand. The main factors that could increase total vessel operating expenses are crew salaries, insurance premiums, spare parts orders, repairs that are not covered under insurance policies and lubricant prices.

Spot Charters

Generally, a spot charter refers to a contract to carry a specific cargo for a single voyage, which commonly lasts from several days up to three months. Spot charters typically involve the carriage of a specific amount and type of cargo on a load-port to discharge-port basis, subject to various cargo handling terms, and the vessel owner is paid on a per-ton basis. Under a spot charter, the vessel owner is responsible for the payment of all expenses including its capital costs, voyage expenses (such as port, canal and bunker costs) and vessel operating expenses. Fluctuations in spot charter rates are caused by imbalances in the availability of cargoes for shipment and the number of vessels available at any given time to transport these cargoes at a given port.

Voyage Related Costs and Commissions

We incur voyage related costs for our vessels operating under spot charters, which mainly include port and canal charges and bunker expenses. Port and canal charges and bunker expenses primarily increase in periods during which vessels are employed on spot charters because these expenses are for the account of the vessel owner. Brokerage commissions payable for both spot and time charter contracts, if any, depend on a number of factors, including, among other things, the number of shipbrokers involved in arranging the charter and the amount of commissions charged by brokers related to the charterer. Such commissions are deferred and amortized over the related period in a charter to the extent revenue has been deferred since commissions are earned as revenues are earned.

Vessel Operating Expenses

We incur vessel operating expenses for our vessels operating under time and spot charters. Vessel operating expenses primarily consist of crew wages and related costs, the cost of insurance, expenses relating to repairs and maintenance, the cost of spares and consumable stores, tonnage taxes and other miscellaneous expenses necessary for the operation of the vessel. All vessel operating expenses are expensed as incurred.

General and Administrative Expenses

The primary components of general and administrative expenses consist of the annual fee payable to Maritime for the administrative services under our Head Management Agreement, which is described in more detail in our 2024 Annual Report and provides for the services of our senior executive officers, and the expenses associated with being a public company. Such public company expenses include the costs of preparing public reporting documents, legal and accounting costs, including costs of legal and accounting professionals and staff, and costs related to compliance with the rules, regulations and requirements of the SEC, the rules of the Nasdaq Stock Market (“Nasdaq”), the Company’s board of directors’ (the “Board”) compensation and investor relations.

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Management Fees

We pay management fees to Maritime, Konkar Agencies and ITM for commercial and technical management services for our vessels. These services include: obtaining employment for our vessels and managing our relationships with charterers; strategic management services; technical management services, which include managing day-to-day vessel operations, ensuring regulatory and classification society compliance, arranging our hire of qualified officers and crew, arranging and supervising dry-docking and repairs and arranging insurance for vessels; and providing shore-side personnel who carry out the management functions described above. As part of their ship management services, they provide us with supervision services for new construction of vessels; these costs are capitalized as part of the total delivered cost of the vessel.

Depreciation

We depreciate the cost of our vessels after deducting the estimated residual value, on a straight-line basis over the expected useful life of each vessel, which is estimated to be 25 years from the date of initial delivery from the shipyard. Scrap rate of $340/light weight ton is used to calculate the residual value of our vessels.

Special Survey and Dry-docking

We are obliged to periodically drydock each of our vessels for inspection, and to make significant modifications to comply with industry certification or governmental requirements. Generally, each vessel is drydocked every 30 to 60 months for scheduled inspections, depending on its age. The capitalized costs of dry-dockings for a given vessel are amortized on a straight-line basis to the next scheduled drydocking of the vessel.

Interest Income, Interest and Finance Costs

We have historically incurred interest expense and financing costs in connection with the debt incurred to partially finance the acquisition of our existing fleet. Our current debt agreements bear interest based on the SOFR rate. To mitigate our exposure to interest rate fluctuations, one of our vessel-owning subsidiaries previously entered into an interest rate cap agreement. We may explore additional hedging strategies in the future to further manage this risk. Further, we earn interest on cash deposits in interest-bearing accounts and on interest-bearing securities, which is included in interest income. “Interest Income” from time deposits of $857 recognized during the half year in the accompanying interim Condensed Consolidated Statement of Comprehensive Income/(Loss) as of June 30, 2025.

In evaluating our financial condition, we focus on the above financial and operating measures as well as fleet and vessel type for utilization, time charter equivalent (“TCE”) rates and operating expenses to assess our operating performance. We also monitor our cash position and outstanding debt to assess short-term liquidity and our ability to finance further fleet expansion. Discussions about possible acquisitions or sales of existing vessels are based on our financial and operational criteria which depend on the state of the charter market, availability of vessel investments, employment opportunities, anticipated dry-docking costs and general economic prospects.

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Selected Information

Our selected consolidated financial data as of June 30, 2025 and for the six months ended June 30, 2024 and 2025, presented in the tables below, have been derived from our unaudited interim Condensed Consolidated Financial Statements and notes thereto included elsewhere herein. Our selected consolidated financial data as of December 31, 2024, presented in the tables below have been derived from our audited financial statements and notes thereto, included in our 2024 Annual Report.

Interim Condensed Consolidated Statements of Comprehensive Income/(Loss) Data	Six months ended June 30,
(Amounts in thousands of U.S. dollars, except per share data)	2024	2025

Revenues, net	$25,715	$18,756
Voyage related costs and commissions	(3,315)	(1,571)
Vessel operating expenses	(6,116)	(6,965)
General and administrative expenses	(1,546)	(4,573)
Management fees, related parties	(498)	(686)
Management fees, other	(244)	(251)
Amortization of special survey costs	(194)	(264)
Depreciation	(3,095)	(3,752)
Operating income	10,707	694

Other expenses, net:
Interest and finance costs	(3,073)	(2,944)
Interest income	1,261	857
Total other expenses, net	(1,812)	(2,087)

Net income/(loss)	$8,895	$(1,393)
Loss/(Gain) attributable to non-controlling interests	(53)	156
Net income/(loss) attributable to Pyxis Tankers Inc.	$8,842	$(1,237)

Dividend Series A Convertible Preferred Stock	(383)	—
Net income/(loss) attributable to common shareholders	$8,459	$(1,237)

Income/(loss) per common share, basic	$0.81	$(0.12)
Income/(loss) per common share, diluted	$0.73	$(0.12)

Weighted average number of shares, basic	10,479,962	10,417,915
Weighted average number of shares, diluted	12,124,208	10,417,915

Interim Condensed Consolidated Balance Sheets Data	December 31,	June 30,
(Amounts in thousands of U.S. dollars)	2024	2025

Total current assets	$46,123	$46,085
Total other non-current assets	2,564	3,780
Total fixed assets, net	140,194	136,728
Total assets	$188,881	$186,593
Total current liabilities	12,254	15,277
Total non-current liabilities	76,963	73,173
Total stockholders’ equity	99,664	98,143
Total liabilities and stockholders’ equity	$188,881	$186,593

Interim Condensed Consolidated Statements of Cash Flows Data	Six months ended June 30,
(Amounts in thousands of U.S. dollars)	2024	2025

Net cash provided by operating activities	$10,679	$7,551
Net cash (used in) / provided by investing activities	(41,993)	2,815
Net cash provided by / (used in) financing activities	22,536	(4,164)
Change in cash and cash equivalents and restricted cash	$(8,778)	$6,202

As of June 30, 2025, our fleet consisted of three eco-efficient MR2 tankers, “Pyxis Lamda”, “Pyxis Theta”, “Pyxis Karteria”, and three dry-bulk vessels, “Konkar Ormi”, “Konkar Asteri” delivered on February 15, 2024 and “Konkar Venture” delivered on June 28, 2024. During 2024 and 2025, the vessels in our fleet were employed under time and spot charters.

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The following table presents the fleet data for the first half of 2024 and 2025.

	Six months ended June 30,
MR vessels	2024	2025

Ownership days (1)	546	543
Available days (2)	546	543
Operating days (3)	536	514
Utilization % (4)	98.2%	94.7%
Daily time charter equivalent rate (5)	$32,337	$22,049
Daily vessel operating expenses (6)	$7,175	$7,421
Average number of vessels (7)	3.0	3.0
Number of vessels at period end	3	3
Weighted average age of vessels at period end (8)	9.9	10.9

	Six months ended June 30,
Dry-bulk vessels	2024	2025

Ownership days (1)	321	543
Available days (2)	321	499
Operating days (3)	252	453
Utilization % (4)	78.5%	90.8%
Daily time charter equivalent rate (5)	$20,111	$12,919
Daily vessel operating expenses (6)	$6,789	$5,406
Average number of vessels (7)	1.8	3.0
Number of vessels at period end	3.0	3.0
Weighted average age of vessels at period end (8)	8.7	9.8

	Six months ended June 30,
Total fleet	2024	2025

Ownership days (1)	867	1,086
Available days (2)	867	1,042
Operating days (3)	788	967
Utilization % (4)	90.9%	92.8%
Daily time charter equivalent rate (5)	$28,427	$17,772
Daily vessel operating expenses (6)	$7,032	$6,414
Average number of vessels (7)	4.8	6.0
Number of vessels at period end	6.0	6.0
Weighted average age of vessels at period end (8)	9.3	10.2

(1)	Ownership days are the total number of days in a period during which we owned each of the vessels in our fleet. Ownership days are an indicator of the size of our fleet over a period and affect both the amount of revenues generated and the amount of expenses incurred during the respective period.
(2)	Available days are the number of ownership days in a period, less the aggregate number of days that our vessels were off-hire due to scheduled repairs or repairs under guarantee, vessel upgrades or special surveys and intermediate dry-dockings and the aggregate number of days that we spent positioning our vessels during the respective period for such repairs, upgrades and surveys. Available days measures the aggregate number of days in a period during which vessels should be capable of generating revenues.
(3)	Operating days are the number of Available days in a period, less the aggregate number of days that our vessels were off-hire or out of service due to any reason, including technical breakdowns and unforeseen circumstances. Operating days measures the aggregate number of days in a period during which vessels actually generate revenues.
(4)	We calculate fleet utilization by dividing the number of Operating days during a period by the number of Available days during the same period. The shipping industry uses fleet utilization to measure a company’s efficiency in finding suitable employment for its vessels and minimizing the amount of days that its vessels are off-hire for reasons other than scheduled repairs or repairs under guarantee, vessel upgrades, special surveys and intermediate dry-dockings or vessel positioning.
(5)	Daily TCE rate is a standard shipping industry performance measure of the average daily revenue performance of a vessel on a per voyage basis. TCE is not calculated in accordance with U.S. generally accepted accounting principles (“U.S. GAAP”). We utilize TCE because we believe it is a meaningful measure to compare period-to-period changes in our performance despite changes in the mix of charter types (i.e., spot charters, time charters and bareboat charters) under which our vessels may be employed between the periods. Our management also utilizes TCE to assist them in making decisions regarding employment of the vessels. We believe that our method of calculating TCE is consistent with industry standards and is calculated by dividing voyage revenues after deducting voyage expenses, including commissions, by Operating days for the relevant period. Voyage expenses primarily consist of brokerage commissions, port, canal and bunker costs that are unique to a particular voyage, which would otherwise be paid by the charter under a time charter contract.

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(6)	Daily vessel operating expenses are direct operating expenses such as crewing, provisions, repairs and maintenance, insurance, deck and engine stores, lubricating oils and tonnage tax divided by Ownership days.
(7)	Average number of vessels is the number of vessels that constituted our fleet for the relevant period, as measured by the sum of the number of days each vessel was part of our fleet during such period divided by the number of calendar days in the period.
(8)	Weighted average age of the fleet is the sum of the ages of our vessels, weighted by the deadweight ton (“dwt”) of each vessel on the total fleet dwt.

The following table reflects the calculation of our fleet daily TCE rates for the six month periods ended June 30, 2024 and 2025:

Tanker fleet	Six months ended June 30,
(Amounts in thousands of U.S. dollars, except for operating days and for daily TCE rates)	2024		2025

MR Revenues, net		$19,824		$12,353
MR Voyage related costs and commissions		(2,492)		(1,020)
MR Time charter equivalent revenues, 2		$17,332		$11,333

MR Total operating days		536		514
MR Daily Time Charter Equivalent rate [2]	$/d	32,337	$/d	22,049
Average number of MR vessels		3.0		3.0

Dry-bulk fleet	Six months ended June 30,
(Amounts in thousands of U.S. dollars, except for operating days and for daily TCE rates)	2024		2025

Dry-bulk Revenues, net [1]		$5,891		$6,403
Dry-bulk Voyage related costs and commissions [1]		(823)		(551)
Dry-bulk charter equivalent revenues [1,2]		$5,068		$5,852

Dry-bulk Total operating days [1]		252		453
Dry-bulk Daily Time Charter Equivalent rate [1,2]	$/d	20,111	$/d	12,919
Average number of Dry-bulk vessels [1]		1.8		3.0

Total fleet	Six months ended June 30,
(Amounts in thousands of U.S. dollars, except for operating days and for daily TCE rates)	2024		2025

Revenues, net [1]		$25,715		$18,756
Voyage related costs and commissions [1]		(3,315)		(1,571)
Charter equivalent revenues [1,2]		$22,400		$17,185

Total operating days [1]		788		967
Daily Time Charter Equivalent rate [1,2]	$/d	28,427	$/d	17,772
Average number of vessels [1]		4.8		6.0

[1]	a)	The dry-bulker “Konkar Asteri” was delivered on February 15, 2024.
	b)	The dry-bulker “Konkar Venture” was delivered on June 28, 2024.
[2]		Subject to rounding; please see “Non-GAAP Measures and Definitions” below.

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The following table reflects the daily TCE rate, daily operating expenses (“Opex”) and utilization rate on a per vessel type for the six month periods ended June 30, 2024 and 2025:

(Amounts in U.S. dollars per day)		Six months ended June 30,
		2024	2025

Eco-Efficient MR2:	Daily TCE :	32,337	22,049
(2025: 3 vessels)	Opex per day:	7,175	7,421
(2024: 3 vessels)	Utilization % :	98.2%	94.7%
	Average number of vessels *:	3.0	3.0

Dry-bulk:	Daily TCE :	20,111	12,919
(2025: 3 vessels)	Opex per day:	6,789	5,406
(2024: 3 vessels)	Utilization % :	78.5%	90.8%
	Average number of vessels *:	1.8	3.0

Total Fleet:	Daily TCE :	28,427	17,772
(2025: 6 vessels)	Opex per day:	7,032	6,414
(2024: 6 vessels)	Utilization % :	90.9%	92.8%
	Average number of vessels *:	4.8	6.0

*	a)	The dry-bulker “Konkar Asteri” was delivered on February 15, 2024 and commenced her initial charter on February 29, 2024.
	b)	The dry-bulker “Konkar Venture” was delivered on June 28, 2024 and continued her employment under the existing time charter through mid-August.

Results of Operations

Six months ended June 30, 2024 and 2025

Amounts relating to variations in period–on–period comparisons shown in this section are derived from the interim Condensed Consolidated Financials presented below (Amounts are presented in million U.S. dollars, rounded to the nearest one hundred thousand, except as otherwise noted).

Revenues, net: Revenues, net of $18.8 million for the six months ended June 30, 2025, represented a decrease of $7.0 million, or 27.1%, from $25.7 million in the comparable period of 2024. In the first half of 2025, our average daily TCE rate for our MR fleet was $22,049, a $10,288 per day decrease from $32,337 for the same period in 2024. The decline in Revenues, net, was the result of softer charter rates as well as lower operating days of 514 in the first half of 2025 in comparison to 536 in the same period of 2024. Also, in the most recent period, our dry-bulk average daily TCE rate was $12,919, a $7,192 per day decrease from $20,111 for the same period in 2024. This decrease was the result of lower dry-bulk charter rates offset by higher utilization to 90.8% in comparison to 78.5% in the same period of 2024. Total fleet ownership days in the first half of 2025 were 1,086 or an average of 6.0 vessels, compared with 867 days, or an average of 4.8 vessels, for the same period of 2024. This increase was due to the acquisition of the two Kamsarmax dry-bulk vessels, “Konkar Asteri” and “Konkar Venture” in February and June, 2024.

Voyage related costs and commissions: Voyage related costs and commissions of $1.6 million in the first half of 2025, represented a decrease of $1.7 million, or 52.6%, from $3.3 million in the same period of 2024, primarily as a result of lower spot employment for our MRs from 172 days in the six-month period in 2024 to 61 days in the same period of 2025 as well as by higher utilization in bulkers from 78.5% in the six-month period in 2024 to 90.8% in the same period of 2025. Under spot charters, all voyage expenses are typically borne by us rather than the charterer and a decrease in spot employment results in decreased voyage related costs.

Vessel operating expenses: Vessel operating expenses of $7.0 million for the six-month period ended June 30, 2025, represented an increase of $0.8 million, or 13.9%, from $6.1 million in the same period of 2024, reflecting the expansion of our dry-bulk fleet in 2024. Vessel ownership days for the six-month period ended June 30, 2025 were 1,086 days compared to 867 for the same period of 2024.

General and administrative expenses: General and administrative expenses were $4.6 million for the six-month period ended June 30, 2025 represented an increase of $3.0 million, from $1.5 million in the same period of 2024. The first half of 2025 included a one-off long-term prior performance bonus paid to Maritime. Excluding this item, General and administrative expenses remained relatively consistent with the prior year period. Administrative fees payable to Maritime also reflect inflationary cost pressures, including the 2024 inflation adjustment rate of 2.74% in Greece.

Management fees: For the six months ended June 30, 2025, management fees charged by Maritime, Konkar Agencies and ITM, increased by $0.2 million to $0.9 million. The increase was primarily driven by the further expansion of our fleet in the dry-bulk sector and the impact of inflationary conditions, including the application of the 2024 Greek inflation rate adjustment of 2.74% to the fees charged by the two affiliated ship managers.

9

Amortization of special survey costs: Amortization of special survey costs of $0.3 million for the six months ended June 30, 2025, represented an increase of $0.1 million compared to the same period in 2024. The increase reflected the commencement of amortization for two special surveys performed on our dry-bulk vessels, “Konkar Venture” and “Konkar Asteri” which were completed in the Spring of 2025.

Depreciation: Depreciation of $3.8 million for the six-month period ended June 30, 2025, represented an increase of $0.7 million, or 21.2%, compared to $3.1 million in 2024. The increase reflected additional depreciation related to the acquired bulkers “Konkar Asteri” and “Konkar Venture”.

Interest and finance costs, net: Interest and finance costs for the six months ended June 30, 2025, were $2.9 million, represented a decrease of $0.1 million, or 4.2%, compared to the same period of 2024. This reduction was primarily driven by lower average debt levels and lower SOFR based interest rates paid on all the floating rate bank debt, as well as amendments made in 2024 to two of our loan agreements relating to the “Pyxis Lamda” and the “Pyxis Theta” which reduced interest rate margins.

Interest income: Interest income of $0.9 million received during the six months ended June 30, 2025, decreased $0.4 million compared to the same period in 2024, due to lower interest rates on deposits.

Loss attributable to non-controlling interest: Loss attributable to the NCI for the six months ended June 30, 2025, was $0.16 million, compared to a gain of $0.05 million in the same period of 2024. This reflected the share of results attributable to the NCI in the joint ventures that own the bulkers “Konkar Ormi” and “Konkar Venture”.

Cash Flows

Our principal sources of funds for the six months ended June 30, 2025, have been cash from our operating activities. Our principal uses of funds have been the working capital requirements, the debt service payments on our loan agreements and repurchase of common shares. Cash and cash equivalents and restricted cash as of June 30, 2025, amounted to $28.8 million, compared to $22.6 million as of December 31, 2024. As of June 30, 2025, we had a working capital surplus of $30.8 million compared to working capital surplus of $33.9 million as of December 31, 2024. We define working capital as current assets minus current liabilities.

Operating Activities

Net cash provided by operating activities was $7.6 million for the six months ended June 30, 2025, compared to net cash provided by operating activities of $10.7 million for the same period in 2024. The net loss for the period was $1.4 million compared to net income of $8.9 million for the six-month period ended June 30, 2024, contributing $10.3 million less operating cash. Aggregate movements in working capital accounts, current assets and current liabilities, increased cash by $4.7 million. This increase was mainly attributable to the $2.6 million increase from trade accounts receivable, net, $2.1 million from movement to related parties’ balances and $1.2 million increase from hires collected in advance, offset by $1.0 million special survey cost. Other accounts aggregate decrease by a net $0.2 million.

Investing Activities

Net cash provided by investing activities for the six months ended June 30, 2025, was $2.8 million. This was primarily driven by a $3.0 million cash inflow from short-term investments in time deposits with maturities over three months, partially offset by a $0.2 million cash outflow related to vessel additions.

The same period in 2024, net cash used in investing activities during the six months ended June 30, 2024 was $42.0 million, a result of the “Konkar Asteri” and “Konkar Venture” vessel acquisitions which were delivered in February 2024 and June 2024, respectively. The “Konkar Asteri” had a purchased price of $26.6 million of which $24.0 million paid during the period, and the “Konkar Venture” had a purchase price of $30.0 million which settled with a $28.5 million cash payment and the issuance of 267,857 restricted common shares to the related party seller. The $21.0 million are included in the investing activities and the remaining amount of $7.5 million is presented as deemed dividend in financing activities described below. The above outflows were partially offset by $3.0 million cash inflow from short-term investment in cash time deposits with maturity over three months.

Financing Activities

Net cash used in financing activities was $4.2 million for the six month period ended June 30, 2025, primarily reflected on aggregate $3.9 million of debt principal payments. In addition, we paid $0.3 million during January 2025 under the amended $3.0 million share re-purchase program, which was completed in January 2025.

For the six month period ended June 30, 2024, mainly reflected new long-term debt of $14.5 million and $16.5 million for Drytwo, secured by the “Konkar Asteri”, and for Drythree, secured by the “Konkar Venture”, respectively, partially counterbalanced by repayment of the financing fees payments of $0.3 million related to the new loan facilities and on aggregate of $3.3 million of debt principal payments. In addition, during the first half of 2024 we paid $2.5 million for the redemption of 100,000 shares of our Series A Cumulative Convertible Preferred Stock (the “Series A Preferred Shares”). Also, we paid $0.4 million dividends related to the Series A Preferred Shares. Additionally, we repurchased 83,780 common shares at an average price of $4.53 per share, including brokerage commissions, for an aggregate $0.4 million under the amended $3.0 million share re-purchase program. Further, we received a $5.9 million contribution from the non-controlling interest of our joint venture. Upon acquisition of the “Konkar Venture”, the purchase price in excess of the seller’s vessel book valued at the date of the transaction, at $7.5 million, which was considered a deemed dividend by the Company and was allocated to Pyxis Tankers equity and NCI’sequity in accordance with their ownership percentages.

10

Debt Agreements

For information relating to our debt agreements, please see Note 8 to our financial statements included in our 2024 Annual Report for the year ended December 31, 2024 and Note 7 to our unaudited interim Condensed Consolidated Financial Statements for the six month periods ended June 30, 2024 and 2025 included elsewhere herein.

Liquidity and Capital Resources

Our principal sources of liquidity have been cash flows from operations, borrowings from bank debt and our related parties, private placement of common stock and issuance of convertible preferred shares and we expect in the future, cash flow from operations, proceeds from further issuances of equity and debt as well as re-financings of debt. Recognizing the uncertainty caused by the potential impact of the Russian-Ukrainian war, the Red Sea and Israel-Hamas armed conflict, we expect that our future liquidity requirements should relate primarily to:

●	our vessel operating expenses, including dry-docking and special survey costs;
●	payments of interest and other debt-related expenses and the repayment of principal on our loans;
●	payment of technical and commercial management fees for our daily vessel operations;
●	maintenance of cash reserves to provide for contingencies and to adhere to minimum liquidity for loan covenants including potential dry-docking reserves; and
●	potential vessel acquisitions and joint ventures.

We expect to rely upon operating cash flows from the employment of our vessels on spot and time charters and, upon occasion, amounts due to related parties, long-term borrowings and the proceeds from future equity and debt offerings to fund our liquidity and capital needs and implement our growth plan. We perform on a regular basis cash flow projection to evaluate whether we will be in a position to cover our liquidity needs for the next 12-month period and be in compliance with the financial and security collateral cover ratio covenants under the existing debt agreements. In developing estimates of future cash flows, we make assumptions about the vessels’ future performance, with significant assumptions relating to time charter equivalent rates by vessel type, vessels’ operating expenses, vessels’ capital expenditures, fleet utilization, our management fees, general and administrative expenses and debt servicing requirements. The assumptions used to develop estimates of future cash flows are based on historical trends as well as future expectations. As of June 30, 2025, we had a working capital surplus of $30.8 million, defined as current assets minus current liabilities. As of the filing date of the first half of 2025 unaudited interim Condensed Consolidated Financial Statements, we expect that we will be in a position to cover our liquidity needs for the next 12-month period, through cash generated from operations and by managing our working capital requirements. In addition, the Company may consider the raising of capital including debt, equity securities, joint ventures and/or sale of assets for corporate and strategic reasons.

Our business is capital intensive and our future success will depend on our ability to maintain a high-quality fleet through the acquisition of modern tanker vessels, the selective sale of older tanker vessels and investments in joint ventures, including other shipping sectors.

While we have previously paid cash dividends on our Series A Preferred Stock, which has now been fully redeemed, we do not intend to pay dividends to the holders of our common shares in the near future and expect to retain our cash flows primarily for the payment of vessel operating costs, dry-docking costs, debt servicing and other obligations, general corporate and administrative expenses and reinvestment in our business (such as to fund vessel or fleet acquisitions), in each case, as determined by our Board.

On February 15, 2024, the Company completed the acquisition of an 82,013 dwt dry-bulk vessel built in 2015 at Jiangsu New Yangzi Shipbuilding. The $26.625 million purchase price of the eco-efficient Kamsarmax was funded by a combination of secured bank debt of $14.5 million and cash on hand. The vessel has been named the “Konkar Asteri” and commenced its commercial operations on February 29, 2024.

11

On May 16, 2024, our Board of Directors authorized an increase of $1.0 million in incremental repurchase authority under our Repurchase Program, bringing the total aggregate amount authorized under the plan to $3.0 million. Our Board of Directors also extended the Repurchase Program through May 16, 2025. On January 30, 2025, we fully utilized the remaining amount under our previously authorized $3.0 million common share repurchase program. During the six month period ended June 30, 2025, we repurchased 67,534 PXS common shares at an average price of $3.91 per share, excluding brokerage commissions, or $264 thousand in total. As of the date of this release, our common share repurchase program has expired.

On June 20, 2024, the Company paid $2.5 million for the redemption of 100,000 shares of our Series A Cumulative Convertible Preferred Stock (formerly NASDAQ Cap Mkts: PXSAP). Upon this redemption, 100,000 PXSAP shares were cancelled by the Company and the Company’s obligation to pay dividends in respect of these shares ceased. After this partial redemption, which resulted in a reduction of 446,429 in fully-diluted common shares, there were 303,631 PXSAP shares outstanding.

On June 28, 2024, we closed our dry-bulk joint venture with an entity related to our Chairman and Chief Executive Officer for the acquisition of an 82,099 dwt eco-efficient Kamsarmax built in 2015 at Jiangsu New Yangzi Shipbuilding. The $30.0 million purchase price for the “Konkar Venture”, which is fitted with a ballast water treatment system, was funded by a combination of secured bank debt of $16.5 million, $12.0 million cash, of which the Company contributed $7.3 million in cash, and the issuance of 267,857 restricted common shares to the related party seller. Pyxis owns a 60% controlling ownership interest in the joint venture. The “Konkar Venture”, is a sister ship to the Company’s eco-efficient “Konkar Asteri”, and continued its employment under the existing time charter through mid-August, 2024. Upon delivery of the dry-bulk carrier, on June 28, 2024, Drythree drew down an amount of $16,500. The loan balance amounting is repayable in 20 quarterly installments of $315 each, with the last installment accompanied by a balloon payment of $10,200 falling due in June 2029. The loan bears interest at SOFR plus a margin of 2.15% per annum. Standard loan covenants of the loan include, among others, a minimum liquidity and a minimum security cover ratio (“MSC”).

On July 30, 2024, we agreed with an existing lender to refinance the Seventhone Corp debt. The amended loan agreement provides a five year amortizing bank loan, due July 2029, with similar quarterly repayments, priced at SOFR plus 2.40% (from 3.35%) and is secured by, among other things, the vessel “Pyxis Theta”. In addition, the same lender agreed to reduce the interest margin from 3.15% to 2.40% applicable to the Eleventhone Corp. (“Pyxis Lamda”) credit facility which matures in December 2026.

On October 20, 2024 all remaining outstanding Series A Preferred Shares were redeemed at the Liquidation Preference of $25.00 per share for an aggregate payment of $7.6 million in cash.

On March, 2025 “Konkar Venture” successfully completed her second special survey, within 22 days.

On April, 2025 “Konkar Asteri” successfully completed her second special survey, with 12 days of work performed during the first quarter of 2025 and the remaining 10 days of work completed in April 2025.

On June 30, 2025, we had a total of 10,485,865 common shares issued and outstanding of which Mr. Valentis beneficially owned 57.3%, and 1,592,465 outstanding warrants (NASDAQ Cap Mkts: PXSAW), which have an exercise price of $5.60 and expire October 13, 2025 (excluding the non-tradeable underwriter’s common stock purchase warrants of which 107,143 and 1,986 have exercise prices of $8.75 and $5.60, respectively).

Results of Annual Meeting of Shareholders of May 20, 2025

At the scheduled annual 2025 shareholder meeting, the Company’s shareholders re-elected Mr. Aristides Pittas as Class II Director to serve for a term of three years until the 2028 annual meeting.

Subsequent Events

On July 30, 2025 the Company closed a commitment from an existing bank for a “hunting license” loan facility of up to $45 million (the “Facility”) to finance the potential acquisition of up to two modern vessels, consisting of product tankers between 45-115K dwt. and/or dry bulk carriers between 60-85K dwt. Advances under the Facility, which can be as much as 62.5% of vessel purchase value, can be drawn-down anytime for a period of up to 18 months after closing of the Facility. The balance of the purchase consideration for the vessel(s) would consist of cash equity on hand from the Company. Borrowings under the Facility would have an interest rate of SOFR + average margin of 1.9%. Each advance under the Facility would be repaid on a quarterly basis over five years from drawdown. The Facility would be secured by, among other things, any vessels acquired with the proceeds of the Facility and contains certain standard financial and other covenants. The Company will incur a nominal fee payable to the lender during the drawdown period of the Facility.

12

Fleet Information (as of August 8, 2025)

Vessel Name	Shipyard	Vessel type	Carrying Capacity	Year Built	Type of charter	Charter(1) Rate	Anticipated Earliest Redelivery Date
			(dwt)			(per day)
Tanker fleet
Pyxis Lamda (2)	SPP / S. Korea	MR2	50,145	2017	Time	20,000	Sep 2025
Pyxis Theta (3)	SPP / S. Korea	MR2	51,795	2013	Time	22,000	Dec 2025
Pyxis Karteria (4)	Hyundai / S. Korea	MR2	46,652	2013	Time	24,500	Sep 2025
			148,592
Dry-bulk fleet
Konkar Ormi (5)	SKD / Japan	Ultramax	63,520	2016	Time	15,250	Sep 2025
Konkar Asteri (6)	JNYS / China	Kamsarmax	82,013	2015	Time	13,000	Sep 2025
Konkar Venture (7)	JNYS / China	Kamsarmax	82,099	2015	Time	14,000	Sep 2025
			227,632

1.	These tables present gross rates in U.S.$ and do not reflect any commissions payable.
2.	“Pyxis Lamda” is fixed on a time charter for 6 months +30/-15 days, at $20,000 per day.
3.	“Pyxis Theta” is fixed on a time charter for 12 months +/- 30 days, at $22,000 per day.
4.	“Pyxis Karteria” is fixed on a time charter for 12 months up to Sep 18, 2025, at $24,500 per day. The charterers have agreed to extend the time charter agreement for an additional 12 months - 30/+60 days, beginning Sep 19, 2025 at $19,500 per day.
5.	“Konkar Ormi” is fixed on a time charter for 50 – 60 days, at $15,250 per day, plus $525K ballast bonus.
6.	“Konkar Asteri” is fixed on a time charter for 30 – 40 days, at $13,000 per day.
7.	“Konkar Venture” is fixed on a time charter for 85 – 100 days, at $14,000 per day.

13

pYXIS TANKERS INC.

INDEX TO Unaudited Interim Condensed Consolidated Financial Statements

14

PYXIS TANKERS INC.

Consolidated Balance Sheets

As of December 31, 2024 and June 30, 2025 (unaudited)

(Expressed in thousands of U.S. dollars, except for share and per share data)

		December 31,	June 30,
	Note	2024	2025
ASSETS

CURRENT ASSETS:
Cash and cash equivalents	1	$21,243	$27,445
Short-term investment in time deposits		17,000	14,000
Inventories	4	1,889	1,434
Trade accounts receivable, net	1, 14	5,040	2,473
Prepayments and other current assets		706	393
Insurance claim receivable		245	340
Total current assets		46,123	46,085

FIXED ASSETS, NET:
Vessels, net	5	140,024	136,728
Advance for vessel additions	5	170	—
Total fixed assets, net		140,194	136,728

OTHER NON-CURRENT ASSETS:
Restricted cash, net of current portion	1, 7	1,350	1,350
Deferred dry-dock and special survey costs, net	6	1,214	2,430
Total other non-current assets		2,564	3,780
Total assets		$188,881	$186,593

LIABILITIES AND STOCKHOLDERS’ EQUITY

CURRENT LIABILITIES:
Current portion of long-term debt, net of deferred financing costs	7	$7,561	$7,572
Trade accounts payable		2,107	2,057
Due to related parties	3	973	3,101
Hire collected in advance		111	1,302
Accrued and other liabilities		1,502	1,245
Total current liabilities		12,254	15,277

NON-CURRENT LIABILITIES:
Long-term debt, net of current portion and deferred financing costs	7	76,963	73,173
Total non-current liabilities		76,963	73,173

COMMITMENTS AND CONTINGENCIES	12	—	—

STOCKHOLDERS’ EQUITY:
Preferred stock ($0.001 par value; 50,000,000 shares authorized; of which 1,000,000 authorized Series A Convertible Preferred Shares; nil Series A Convertible Preferred Shares issued and outstanding as at December 31, 2024 and at June 30, 2025)	8	—	—
Common stock ($0.001 par value; 450,000,000 shares authorized; 10,553,399 shares issued and outstanding as at December 31, 2024 and 10,485,865 at June 30, 2025, respectively)	8	11	11
Additional paid-in capital	8	98,035	97,907
Accumulated deficit		(4,670)	(5,907)
Total equity attributable to Pyxis Tankers Inc. and subsidiaries		93,376	92,011
Non-controlling interest	9	6,288	6,132
Total stockholders’ equity		99,664	98,143
Total liabilities and stockholders’ equity		$188,881	$186,593

The accompanying notes are an integral part of these unaudited interim Condensed Consolidated Financial Statements

F-1

PYXIS TANKERS INC.

Unaudited Interim Consolidated Statements of Comprehensive Income/(Loss)

For the six months ended June 30, 2024 and 2025

(Expressed in thousands of U.S. dollars, except for share and per share data)

		Six months ended June 30,
	Note	2024	2025

Revenues, net	14	$25,715	$18,756

Expenses:
Voyage related costs and commissions	3	(3,315)	(1,571)
Vessel operating expenses		(6,116)	(6,965)
General and administrative expenses	3	(1,546)	(4,573)
Management fees, related parties	3	(498)	(686)
Management fees, other		(244)	(251)
Amortization of special survey costs	6	(194)	(264)
Depreciation	5	(3,095)	(3,752)
Operating income		10,707	694

Other expenses, net:
Interest and finance costs	13	(3,073)	(2,944)
Interest income		1,261	857
Total other expenses, net		(1,812)	(2,087)

Net income/(loss)		$8,895	$(1,393)

Loss/(Gain) attributable to non-controlling interests		(53)	156
Net income/(loss) attributable to Pyxis Tankers Inc.		$8,842	$(1,237)

Dividend Series A Convertible Preferred Stock		(383)	—
Net income/(loss) attributable to common shareholders		$8,459	$(1,237)

Income/(loss) per common share, basic	10	$0.81	$(0.12)
Income/(loss) per common share, diluted	10	$0.73	$(0.12)

Weighted average number of common shares, basic	10	10,479,962	10,417,915
Weighted average number of common shares, diluted	10	12,124,208	10,417,915

The accompanying notes are an integral part of these unaudited interim Condensed Consolidated Financial Statements

F-2

PYXIS TANKERS INC.

Unaudited Interim Consolidated Statements of Stockholders’ Equity

For the six months ended June 30, 2024 and 2025

(Expressed in thousands of U.S. dollars, except for share and per share data)

	Series A Convertible Preferred Shares		Common Stock		Additional		Pyxis Tankers Inc	Non-
	# of shares	Par Value	# of shares	Par Value	Paid-in Capital	Accumulated Deficit	Total Equity	controlling interest	Total Equity
Balance January 1, 2024	403,631	—	10,542,547	$11	$110,799	$(14,270)	$96,540	$4,319	$100,859
Preferred stock dividends paid	—	—	—	—	—	(391)	(391)	—	(391)
Common stock re-purchase program	—	—	(83,780)	—	(380)	—	(380)	—	(380)
Restricted common stock grants	—	—	—	—	17	—	17	—	17
Net income	—	—	—	—	—	8,842	8,842	53	8,895
Common stock issued for vessel acquisition	—	—	—	—	1,382	—	1,382	—	1,382
Deemed dividend	—	—	—	—	(5,325)	—	(5,325)	(3,550)	(8,875)
Contributions from non-controlling interest	—	—	—	—	—	—	—	5,880	5,880
Partial redemption of Series A Convertible Preferred shares	(100,000)	—	—	—	(2,500)	—	(2,500)	—	(2,500)
Balance June 30, 2024	303,631	—	10,458,767	$11	$103,993	$(5,819)	$98,185	$6,702	$104,887

	Series A Convertible Preferred Shares		Common Stock		Additional		Pyxis Tankers Inc	Non-
	# of shares	Par Value	# of shares	Par Value	Paid-in Capital	Accumulated Deficit	Total Equity	controlling interest	Total Equity
Balance January 1, 2025	—	—	10,553,399	11	98,035	(4,670)	93,376	6,288	99,664
Restricted common stock grants	—	—	—	—	142	—	142	—	142
Common stock re-purchase program	—	—	(67,534)	—	(270)	—	(270)	—	(270)
Net loss	—	—	—	—	—	(1,237)	(1,237)	(156)	(1,393)
Balance June 30, 2025	—	—	10,485,865	$11	$97,907	$(5,907)	$92,011	$6,132	$98,143

The accompanying notes are an integral part of these unaudited interim Condensed Consolidated Financial Statements

F-3

PYXIS TANKERS INC.

Unaudited Interim Consolidated Statements of Cash Flows

For the six months ended June 30, 2024 and 2025

(Expressed in thousands of U.S. dollars, except for share and per share data)

		Six months ended June 30,
	Note	2024	2025
Cash flows from operating activities:
Net income/(loss)		$8,895	$(1,393)
Adjustments to reconcile net income/(loss) to net cash provided by operating activities:
Depreciation	5	3,095	3,752
Amortization of special survey costs	6	194	264
Amortization and write-off of financing costs	13	114	115
Amortization of restricted common stock grants	8	17	142
Changes in assets and liabilities:
Inventories		(1,154)	455
Due from/(to) related parties	3	178	2,128
Trade accounts receivable, net		(253)	2,567
Prepayments and other current assets		(1,133)	313
Insurance claim receivable		—	(95)
Special survey cost	6	(4)	(1,020)
Trade accounts payable		241	(611)
Hire collected in advance		(296)	1,191
Accrued and other liabilities		785	(257)
Net cash provided by operating activities		$10,679	$7,551

Cash flow from investing activities:
Vessel acquisitions	5	(44,969)	—
Vessel additions	5	(24)	(355)
Vessel additions prepayments		—	170
Short-term investment in time deposits		3,000	3,000
Net cash (used in)/provided by investing activities		$(41,993)	$2,815

Cash flows from financing activities:
Proceeds from long-term debt		31,000	—
Repayment of long-term debt		(3,313)	(3,893)
Contributions from non-controlling interests to joint ventures		5,880	—
Redemption of Series A Convertible Preferred shares		(2,500)	—
Payment of financing costs		(267)	(1)
Preferred stock dividends paid		(391)	—
Common stock re-purchase program		(380)	(270)
Deemed dividend from Konkar Venture acquisition		(7,493)	—
Net cash provided by/(used in) financing activities		$22,536	$(4,164)

Net (decrease)/increase in cash and cash equivalents and restricted cash		(8,778)	6,202
Cash and cash equivalents and restricted cash at the beginning of the period		36,339	22,593
Cash and cash equivalents and restricted cash at the end of the period		$27,561	$28,795

SUPPLEMENTAL INFORMATION:
Cash paid for interest		$2,815	$2,897
Non-cash financing activities – issuance of common stock financing acquisition of vessel “Konkar Venture”		1,382	—
Unpaid portion of Special survey cost		—	460
Unpaid portion of vessel additions		—	101

The accompanying notes are an integral part of these unaudited interim Condensed Consolidated Financial Statements.

F-4

PYXIS TANKERS INC.

Notes to the unaudited interim Condensed Consolidated Financial Statements

(Expressed in thousands of U.S. dollars, except for share and per share data)

1.	Basis of Presentation and General Information:

PYXIS TANKERS INC. (“Pyxis”) is a corporation incorporated in the Republic of the Marshall Islands on March 23, 2015. As of June 30, 2025, Pyxis owns 100% ownership interest in the following four vessel-owning companies:

●	SEVENTHONE CORP., established under the laws of the Republic of the Marshall Islands (“Seventhone”);
●	TENTHONE CORP., established under the laws of the Republic of the Marshall Islands (“Tenthone”);
●	ELEVENTHONE CORP., established under the laws of the Republic of the Marshall Islands (“Eleventhone”);
●	DRYTWO CORP., established under the laws of the Republic of the Marshall Islands (“Drytwo”)

As of June 30, 2025, we also own 60% ownership or a $6,780 equity investment in DRYKON MARITIME Corp. (“Drykon”), an entity that owns through its wholly owned subsidiary, DRYONE CORP. (“Dryone”), a 2016 Japanese built Ultramax dry-bulk carrier the “Konkar Ormi”. The remaining 40% is owned by an entity related to our Chief Executive Officer and Chairman.

As of June 30, 2025, we also own 60% ownership or a $8,700 equity investment in ACCUSHIP MARITIME Ltd. (“Accuship”), an entity that owns through its wholly owned subsidiary, DRYTHREE CORP. (“Drythree”), a 2015 Japanese built Kamsarmax dry-bulk carrier the “Konkar Venture”. The remaining 40% is owned by an entity related to our Chief Executive Officer and Chairman. The “Konkar Venture”, is a sister ship to the our eco-efficient “Konkar Asteri” delivered on June 28, 2024.

We consolidate in our financial statements the aforementioned dry-bulk joint ventures for the “Konkar Ormi” and “Konkar Venture” under the relevant ASC 810 guidelines as a result of our control over Drykon and Accuship. As a result of the transactions the Company reports non-controlling interest in its accompanying unaudited interim Condensed Consolidated Financial Statements. Dryone and Drythree are established under the laws of the Marshall Islands, collectively with Eleventhone, Seventhone, Tenthone and Drytwo are the “Vessel-owning companies”.

Pyxis also currently owns 100% ownership interest in the following non-vessel owning companies:

●	SECONDONE CORPORATION LTD, established under the laws of the Republic of the Marshal Islands (“Secondone”) that owned the vessel “Northsea Alpha” that was sold to an unaffiliated third party on January 28, 2022;
●	THIRDONE CORPORATION LTD, established under the laws of the Republic of the Marshal Islands (“Thirdone”) that owned the vessel “Northsea Beta” that was sold to an unaffiliated third party on March 1, 2022;
●	FOURTHONE CORPORATION LTD, established under the laws of the Republic of the Marshall Islands (“Fourthone”) that owned the vessel “Pyxis Malou” that was sold to an unaffiliated third party on March 23, 2023;
●	SIXTHONE CORP., established under the laws of the Republic of the Marshal Islands (“Sixthone”) that owned the vessel “Pyxis Delta” that was sold to an unaffiliated third party on January 13, 2020;
●	EIGHTHONE CORP., established under the laws of the Republic of the Marshall Islands (“Eighthone”) that owned the vessel “Pyxis Epsilon” that was sold to an unaffiliated third party on December 15, 2023;
●	MARITIME TECHNOLOGIES CORP, established under the laws of Delaware;
●	TWELFTHONE CORP., established on May 15, 2025 under the laws of the Republic of the Marshall Islands (“Twelfthone”) and
●	DRYFOUR CORP., established on May 15, 2025 under the laws of the Republic of the Marshall Islands (“Dryfour”).

All of the Vessel-owning companies are engaged in the marine transportation of liquid cargoes through the ownership and operation of tanker vessels and dry commodities through the ownership and operation of dry-bulk carriers, as listed below:

Vessel-owning Company	Incorporation date	Vessel	DWT	Year built	Acquisition date
Tanker fleet
Seventhone	31-May-2011	Pyxis Theta	51,795	2013	16-Sep-2013
Tenthone	22-Apr-2021	Pyxis Karteria	46,652	2013	15-Jul-2021
Eleventhone	11-Sep-2021	Pyxis Lamda	50,145	2017	20-Dec-2021
Dry-bulk fleet
Dryone	04-Jul-2023	Konkar Ormi	63,520	2016	14-Sep-2023
Drytwo	24-Nov-2023	Konkar Asteri	82,013	2015	15-Feb-2024
Drythree	29-May-2024	Konkar Venture	82,099	2015	28-Jun-2024

F-5

PYXIS TANKERS INC.

Notes to the unaudited interim Condensed Consolidated Financial Statements

(Expressed in thousands of U.S. dollars, except for share and per share data)

1.	Basis of Presentation and General Information: -Continued:

The accompanying unaudited interim Condensed Consolidated Financial Statements have been prepared in accordance with U.S. generally accepted accounting principles (“U.S. GAAP”) and applicable rules and regulations of the U.S. Securities and Exchange Commission (“SEC”) for interim financial information. Accordingly, they do not include all of the information and footnotes required by U.S. GAAP for complete annual financial statements. In the opinion of the management of the Company, all adjustments (consisting of normal recurring adjustments) necessary for a fair presentation of financial position, operating results and cash flows have been included in the accompanying unaudited interim Condensed Consolidated Financial Statements. Interim results are not necessarily indicative of results that may be expected for the year ending December 31, 2025. These unaudited interim Condensed Consolidated Financial Statements should be read in conjunction with the Condensed Consolidated Financial Statements and footnotes for the year ended December 31, 2024, included in the Company’s Annual Report on Form 20-F filed with the SEC on March 28, 2025 (the “2024 Annual Report”).

Revenues for the six month periods ended June 30, 2024 and 2025, deriving from significant charterers individually accounting for 10% or more of revenues (in percentages of total revenues), were as follows:

Charterer	Six months ended June 30,
	2024	2025
A	30%	11%
B	27%	—
C	20%	—
D	—	24%
E	—	20%
F	—	11%
Total	77%	66%

The following table provides a reconciliation of cash and cash equivalents and restricted cash reported within the accompanying unaudited interim Consolidated Balance Sheets and the accompanying unaudited interim Consolidated Statement of Cash Flows for the six month period ended June 30, 2025 and the Consolidated Statement of Cash Flows for the year ended December 31, 2024.

	December 31,	June 30,
	2024	2025
Cash and cash equivalents	$21,243	$27,445
Restricted cash, current portion	—	—
Restricted cash, net of current portion	1,350	1,350
Total cash and cash equivalents and restricted cash	$22,593	$28,795

PYXIS MARITIME CORP. (“Maritime”), a corporation established under the laws of the Republic of the Marshall Islands, which is beneficially owned by Mr. Valentis, the Company’s Chairman, Chief Executive Officer and Class I Director, provides certain ship management services to the tanker Vessel-owning companies, as discussed in Note 3.

KONKAR SHIPPING AGENCIES S.A. (“Konkar Agencies”), was formed in June 1973, under the laws of the Republic of Panama and has an office established in Greece under Law 89/1967 as amended. The Company, which is beneficially owned by our Chief Executive Officer and Chairman, provides a wide range of shipping services to the dry-bulk carrier Vessel-owning companies, as discussed in Note 3.

With effect from the delivery of each vessel, the crewing and technical management of the vessels were contracted to INTERNATIONAL TANKER MANAGEMENT LTD. (“ITM”) with permission from Maritime. ITM is an unrelated third party technical manager, represented by its branch based in Dubai, UAE. Each ship-management agreement with ITM is in force until it is terminated by either party. The ship-management agreements can be cancelled either by the Company or ITM for any reason at any time upon three months’ advance notice.

As of June 30, 2025, the Company had a working capital surplus of $30.8 million, defined as current assets minus current liabilities. As of the filing date of the unaudited interim Condensed Consolidated Financial Statements, the Company believes that it will be in a position to cover its liquidity needs for the next 12-month period through operating cash flows, management of working capital, sale of assets, refinancing indebtedness or raising additional equity capital, or a combination thereof.

As of June 30, 2025, Mr. Valentis beneficially owned 6,007,587 common shares, or 57.3% of the Company’s issued and outstanding common stock.

F-6

PYXIS TANKERS INC.

Notes to the unaudited interim Condensed Consolidated Financial Statements

(Expressed in thousands of U.S. dollars, except for share and per share data)

2.	Significant Accounting Policies:

The accounting policies followed in the preparation of these unaudited interim Condensed Consolidated Financial Statements are the same with those applied in the preparation of the Company’s Condensed Consolidated Financial Statements for the year ended December 31, 2024. See Note 2 to the Company’s Condensed Consolidated Financial Statements for the year ended December 31, 2024, included in the 2024 Annual Report. There have been no material changes to these policies in the six month period ended June 30, 2025.

3.	Transactions with Related Parties:

On June 28, 2024, the Company completed the acquisition of an 82,099 dwt eco-efficient Kamsarmax dry-bulk built in 2015 at Jiangsu New Yangzi Shipbuilding. The $30,000 purchase price for the “Konkar Venture”, which is fitted with a ballast water treatment system, was funded by a combination of secured bank debt of $16,500, $12,000 cash, of which the Company contributed $7,300 in cash, and the issuance of 267,857 restricted common shares to the seller related to our Chief Executive Officer and Chairman. Upon acquisition of the “Konkar Venture”, the purchase price in excess of the seller’s vessel book valued at the date of the transaction, at $8,875, which was considered a deemed dividend by the Company (of which, $7,493 presented in financing cash flow activities and $1,382 is non cash supplemental cash flow information for the common share issuance) and was allocated to Pyxis Tankers equity and Non-controlling interest’s equity in accordance with their ownership percentages. Pyxis owns a 60% controlling ownership interest in the joint venture.

The following transactions with related parties occurred during the six month periods ended June 30, 2024 and 2025.

(a)	Ship management services:

The following amounts were charged by Maritime pursuant to the head management and ship-management agreements with the Company and Konkar Agencies pursuant to the ship-management agreements, and are included in the accompanying unaudited interim Consolidated Statements of Comprehensive Income:

	Six months ended June 30,
	2024	2025
Included in Voyage related costs and commissions
Charter hire commissions	$323	$234

Included in Management fees, related parties
Ship-management Fees	498	686

Included in General and administrative expenses
Administration Fees	961	1,010

Total	$1,782	$1,930

During the first half of 2025, we also paid a one-time prior performance bonus of $3,000 to Maritime, which was recorded as a charge under General and Administrative expenses in the accompanying unaudited interim Condensed Consolidated Statement of Comprehensive Income/(Loss).

As of December 31, 2024 and June 30, 2025, the balances due to Maritime was $908 and $602, respectively. Further as of the same periods, the balances with Konkar Agencies were amounts due to of $65 and $2,499, respectively. Relevant balances are reflected in the due to related parties, in the accompanying unaudited interim Consolidated Balance Sheets. The balances with Maritime and Konkar Agencies are interest free and with no specific repayment terms.

The Company uses the services of Maritime, to provide a wide range of shipping services, including but not limited to, chartering, sale and purchase, insurance, operations and dry-docking and construction supervision, all provided at a fixed daily fee per vessel (the “Head Management Agreement”). For the ship management services, Maritime charges a fee payable by each subsidiary of $0.325 per day per vessel while the vessel is in operation including any pool arrangements and $0.450 per day per vessel while the vessel is under construction, as well as an additional daily fee (which is dependent on the seniority of the personnel) to cover the cost of engineers employed to conduct the supervision of the newbuilding (collectively the “Ship-management Fees”). In addition, Maritime charges the Company a commission rate of 1.25% on all charter hire agreements arranged by Maritime. For the administrative management services, the Company pays Maritime a fixed fee of $1,600 annually (the “Administration Fees”) under the Head Management Agreement. In the event of a change of control of the Company during the management period or within 12 months after the early termination of the Head Management Agreement, then the Company will pay to Maritime an amount equal to 2.5 times then annual Administration Fees. Pursuant to the amendment of this agreement on March 18, 2020, in the event of such change of control and termination, the Company shall also pay to Maritime an amount equal to 12 months of then daily Ship-management Fees.

F-7

PYXIS TANKERS INC.

Notes to the unaudited interim Condensed Consolidated Financial Statements

(Expressed in thousands of U.S. Dollars, except for share and per share data)

3.	Transactions with Related Parties: – Continued:

The Ship-management Fees (defined below) and the Administration Fees are adjusted annually according to the official inflation rate in Greece or such other country where Maritime was headquartered during the preceding year. On August 9, 2016, the Company amended the Head Management Agreement with Maritime to provide that in the event that the official inflation rate for any calendar year is deflationary, no adjustment shall be made to the Ship-management Fees and the Administration Fees, which will remain, for the particular calendar year, as per the previous calendar year.

Effective January 1, 2025, the Ship-Management Fees and the Administration Fees for 2025 were increased by 2.74% in line with the average inflation rate in Greece in 2024 to $391 per day per ship and $1.9 million annually, respectively.

The Company uses the services of Konkar Agencies, a dry-bulk ship management company with its principal office in Greece. Konkar Agencies is engaged under separate management agreement directly by the Company’s respective ship owning companies to provide a wide range of shipping services, including but not limited to, chartering, technical, sale and purchase, insurance, operations and dry-docking and construction supervision, all provided at a fixed daily fee per vessel. For the ship management services, Konkar Agencies charges a fee payable by each subsidiary of $0.850 per day per vessel while the vessel is in operation including any pool arrangements, as well as an additional daily fee (which is dependent on the seniority of the personnel) to cover the cost of engineers employed to conduct the supervision of the newbuilding (collectively the “Ship-management Fees”). In addition, Konkar Agencies charges the Company a commission rate of 1.25% on all charter hire agreements arranged by Konkar Agencies. The managements for each dry-bulk vessel have an initial term of five years. The management agreement will automatically be renewed for consecutive five year periods, or until terminated by either party on three months’ notice. Fees are adjusted annually based on the official inflation rate in Greece and have been set at $873 per day per vessel, effective January 1, 2025.

(b)	Maritime Investors Corp.:

On May 11, 2023, Maritime Investors Corp., an entity related to Mr. Valentis, our Chairman and Chief Executive Officer, was granted 4,000 restricted common shares under the active Pyxis Tankers Inc. 2015 Equity Incentive Plan (“EIP”). These shares were subject to vesting periods through November 2024, which have now been completed.

On November 20, 2024, our Board of Directors, pursuant to the active EIP, approved the issuance of an additional 72,500 restricted common shares to employees, officers, and directors, including 10,000 shares to Maritime Investors Corp. These additional restricted shares will vest on November 20, 2025 (see Note 8).

4.	Inventories:

The amounts in the accompanying unaudited interim Consolidated Balance Sheets are analyzed as follows:

	December 31,	June 30,
	2024	2025
Lubricants	$542	$596
Bunkers	1,347	838
Total	$1,889	$1,434

F-8

PYXIS TANKERS INC.

Notes to the unaudited interim Condensed Consolidated Financial Statements

(Expressed in thousands of U.S. Dollars, except for share and per share data)

5.	Vessels, net:

The amounts in the accompanying unaudited interim Consolidated Balance Sheets are analyzed as follows:

	Vessel	Accumulated	Net Book
	Cost	Depreciation	Value

Balance January 1, 2025	$166,958	$(26,934)	$140,024

Vessel additions	456	—	456
Depreciation	—	(3,752)	(3,752)
Balance June 30, 2025	$167,414	$(30,686)	$136,728

As of June 30, 2025, the Company reviewed the carrying amount in connection with the estimated recoverable amount for each of its vessels held and used. This review indicated that such carrying amounts were fully recoverable for the Company’s vessels held and used and, consequently, no impairment charge was deemed necessary for the period ended June 30, 2025.

All of the Company’s vessels have been pledged as collateral to secure the bank loans discussed in Note 7.

6.	Deferred dry dock and special survey costs, net:

The movement in deferred charges, net, in the accompanying unaudited interim Consolidated Balance Sheets are as follows:

2025

Balance January 1,	$1,214
Additions	1,480
Amortization of special survey costs	(264)
Balance June 30,	$2,430

The amortization of the special survey costs is separately reflected in the accompanying unaudited interim Condensed Consolidated Statement of Comprehensive Income/(Loss).

7.	Long-term Debt:

The amounts shown in the accompanying unaudited interim Consolidated Balance Sheets as at December 31, 2024 and June 30, 2025, are analyzed as follows:

	December 31,	June 30,
Vessel (Borrower)	2024	2025
(a) “Pyxis Theta” (Seventhone)	$10,150	$9,550
(b) “Pyxis Karteria” (Tenthone)	12,800	12,200
(c) “Pyxis Lamda” (Eleventhone)	15,663	14,800
(d) “Konkar Ormi” (Dryone Corp.)	17,100	16,500
(e) “Konkar Asteri” (Drytwo Corp.)	13,600	13,000
(f) “Konkar Venture” (Drythree Corp.)	15,870	15,240
Total	$85,183	$81,290

	December 31,	June 30,
	2024	2025
Current portion	$7,787	$7,787
Less: Current portion of deferred financing costs	(226)	(215)
Current portion of long-term debt, net of deferred financing costs, current	$7,561	$7,572

Long-term portion	$77,396	$73,503
Less: Non-current portion of deferred financing costs	(433)	(330)
Long-term debt, net of current portion and deferred financing costs, non-current	$76,963	$73,173

F-9

PYXIS TANKERS INC.

Notes to the unaudited interim Condensed Consolidated Financial Statements

(Expressed in thousands of U.S. Dollars, except for share and per share data)

7.	Long-term Debt: - Continued:

(a) On July 8, 2020, Seventhone entered into a $15,250 secured loan agreement with Alpha Bank, for the purpose of refinancing the outstanding indebtedness of $11,293 under the previous loan facility, which was fully settled on the same day. On July 30, 2024, we entered to a new agreement with the lender to prolong the maturity of the facility with a five-year similar quarterly repayment and reduced pricing at SOFR plus 2.40% (from 3.35%). The above has been assessed as a debt modification and accounted under the relevant provisions of ASC 470-50. As of June 30, 2025, the outstanding balance of the Seventhone loan of $9,550 is repayable in 17 consecutive quarterly installments of $300 each, the first falling due in July 2025, and the last installment accompanied by a balloon payment of $4,450 falling due in July 2029

Standard loan covenants include, among others, a minimum liquidity and a minimum security cover ratio (“MSC”). The facility imposes certain customary covenants and restrictions with respect to, among other things, the borrower’s ability to distribute dividends, incur additional indebtedness, create liens, change its share capital, engage in mergers, or sell the vessel and a minimum collateral value to outstanding loan principal. Certain major covenants include, as defined in such agreement:

Covenants:

●	The borrower undertakes to maintain minimum deposit with the bank of $500 at all times.
●	The ratio of the corporate guarantor’s total liabilities (exclusive of the Promissory Note) to market adjusted total assets is not to exceed 75%. This requirement is only applicable in order to assess whether the borrower is entitled to distribute dividends to Pyxis.
●	MSC is to be at least 125% of the respective outstanding loan balance.
●	No change shall be made directly or indirectly in the ownership, beneficial ownership, control or management of Seventhone or of the Company or any share therein or the “Pyxis Theta”, as a result of which less than 100% of the shares and voting rights in Seventhone or less than 20% of the shares and voting rights in the corporate guarantor remain in the ultimate legal and beneficial ownership of the beneficial shareholders.

(b) On March 13, 2023 Tenthone concluded a loan agreement with Piraeus Bank in order to refinance the existing facility of the “Pyxis Karteria”. On the same date, Tenthone drew down an amount of $15,500 and fully settled the previous loan facility outstanding balance of $11,500. As of June 30, 2025, the outstanding balance of the Tenthone loan of $12,200 is repayable in 11 quarterly installments of $300 each, the first falling due in September 2025, and the last installment accompanied by a balloon payment of $8,900 falling due in March 2028.

Standard loan covenants of the Tenthone loan include, among others, a minimum liquidity and a MSC. Certain major covenants include, as defined in such agreement:

●	The borrower undertakes to maintain minimum deposit with the bank on average of $ $900 reduced to $500 after 6 months.
●	The ratio of the corporate guarantor’s total liabilities (exclusive of the Promissory Note) to market adjusted total assets is not to exceed 75%. This requirement is only applicable in order to assess whether the borrower is entitled to distribute dividends to Pyxis.
●	MSC is to be at least 130% of the respective outstanding loan balance.
●	Minimum cash and cash equivalent shall not be less than the greater of (i) $2,000 and (ii) 3% of the total debt excluding any promissory note.

(c) On December 20, 2021, Eleventhone and Fourthone concluded as joint and several borrowers a loan agreement with Alpha Bank in order to refinance the existing facility of the “Pyxis Malou” and to partly finance the acquisition of the “Pyxis Lamda”.

On the same date, Fourthone drew down an amount of $7,320 and fully settled the previous loan facility outstanding balance of $7,320. Upon delivery of “Pyxis Lamda”, on December 20, 2021, Eleventhone drew down an amount of $21,680.

On March 23, 2023, pursuant to the sale agreement with an unaffiliated third party we delivered “Pyxis Malou” to her buyer and we fully repaid the respective loan balance. On the same date, Eleventhone prepaid $750 of the outstanding loan for the “Pyxis Lamda”.

As of June 30, 2025, the outstanding balance of the Eleventhone loan of $14,800 is repayable in 6 consecutive quarterly installments of $431.67 each, the first falling due in September 2025, and the last installment accompanied by a balloon payment of $12,210 falling due in December 2026. On July 30, 2024, we agreed with Alpha Bank to reduce the interest rate margin from SOFR plus 3.15% to SOFR plus 2.40% on the outstanding debt relating to the Eleventhone Corp. The above has been assessed as a debt modification and accounted under the relevant provisions of ASC 470-50.

F-10

PYXIS TANKERS INC.

Notes to the unaudited interim Condensed Consolidated Financial Statements

(Expressed in thousands of U.S. Dollars, except for share and per share data)

7.	Long-term Debt: - Continued:

Standard loan covenants include, among others, a minimum liquidity and a MSC. The facility imposes certain customary covenants and restrictions with respect to, among other things, the borrower’s ability to distribute dividends, incur additional indebtedness, create liens, change its share capital, engage in mergers, or sell the vessel and a minimum collateral value to outstanding loan principal. Certain major covenants include, as defined in such agreements:

Covenants:

●	The borrower undertakes to maintain minimum deposit with the bank of $750 at all times, (which shall be reduced to the amount of $500, upon receipt of time charter employment for a period of at least six months).
●	The ratio of the corporate guarantor’s total liabilities (exclusive of the Promissory Note) to market adjusted total assets is not to exceed 75%. This requirement is only applicable in order to assess whether the borrowers are entitled to distribute dividends to Pyxis.
●	MSC is to be at least 125% of the respective outstanding loan balance.
●	No change of control shall be made directly or indirectly in the ownership, beneficial ownership, control or management of any of the borrower and the corporate guarantor or any share therein or the vessels, as a result of which less than 100% of the shares and voting rights in each borrower are owned by the corporate guarantor or less than 25% of the shares and voting rights in the corporate guarantor will remain in the ultimate legal and beneficial ownership of the beneficial shareholders.

(d) In Mid-September 2023, Pyxis acquired the 2016 Japanese built Ultramax dry-bulk carrier “Konkar Ormi”. The purchase of “Konkar Ormi” for $28.5 million, was funded by a $19.0 million secured five-year bank loan and cash in hand. The delivery of the vessel occurred on September 14, 2023. As of June 30, 2025, the outstanding loan balance amounting to $16,500 is repayable in 13 quarterly installments of $300 each, with the last installment accompanied by a balloon payment of $12,600 falling due in September 2028. The loan bears interest at SOFR plus a margin of 2.35% per annum. Standard loan covenants of the loan include, among others, a minimum liquidity and a MSC. Certain major covenants include, as defined in such agreement:

●	The borrower undertakes to maintain minimum deposit with the bank of $800 for the first year and nil thereafter assuming that the outstanding amount of the loan at that time expressed as a percentage of the valuation amount (LTV) does not exceed 65%.
●	The ratio of the corporate guarantor’s total liabilities (exclusive of the Promissory Note) to market adjusted total assets is not to exceed 75%. This requirement is only applicable in order to assess whether the borrower is entitled to distribute dividends to Pyxis.
●	MSC is to be at least 130% of the respective outstanding loan balance.

(e) In Mid-February 2024, Pyxis completed the acquisition of the “Konkar Asteri” an 82,013 dwt dry-bulk vessel built in 2015 at Jiangsu New Yangzi Shipbuilding. The $26,625 purchase price of the eco-efficient Kamsarmax was funded by a combination of secured bank debt of $14,500 with Alpha Bank and cash on hand. The delivery of the vessel occurred on February 15, 2024. As of June 30, 2025, the outstanding loan balance amounting to $13,000 is repayable in 15 quarterly installments of $300 each, with the last installment accompanied by a balloon payment of $8,500 falling due in February 2029. The loan bears interest at SOFR plus a margin of 2.35% per annum. Standard loan covenants of the loan include, among others, a minimum liquidity and a MSC. Certain major covenants include, as defined in such agreement:

Covenants:

●	The borrower undertakes to maintain minimum deposit with the bank of $350 at all times,
●	The ratio of the corporate guarantor’s total liabilities (exclusive of the Promissory Note) to market adjusted total assets is not to exceed 75%. This requirement is only applicable in order to assess whether the borrowers are entitled to distribute dividends to Pyxis.

●	MSC is to be at least 125% of the respective outstanding loan balance.
●	No change of control shall be made directly or indirectly in the ownership, beneficial ownership, control or management of any of the borrower and the corporate guarantor or any share therein or the vessels, as a result of which less than 100% of the shares and voting rights in each borrower are owned by the corporate guarantor or less than 25% of the shares and voting rights in the corporate guarantor will remain in the ultimate legal and beneficial ownership of the beneficial shareholders.

F-11

PYXIS TANKERS INC.

Notes to the unaudited interim Condensed Consolidated Financial Statements

(Expressed in thousands of U.S. Dollars, except for share and per share data)

7.	Long-term Debt: - Continued:

(f) In end of June 2024, we acquired the 2015 Chinese built Kamsarmax dry-bulk carrier “Konkar Venture”. Upon delivery of the dry-bulk carrier, on June 28, 2024, Drythree drew down an amount of $16,500. As of June 30, 2025, the outstanding loan balance amounting to $15,240 is repayable in 16 quarterly installments of $315 each, with the last installment accompanied by a balloon payment of $10,200 falling due in June 2029. The loan bears interest at SOFR plus a margin of 2.15% per annum. Standard loan covenants of the loan include, among others, a minimum liquidity and a MSC. Certain major covenants include, as defined in such agreement:

●	The borrower undertakes to maintain minimum deposit with the bank on average of $300 for the preceding six-month period first to be tested on December 31, 2024, and semi-annually thereafter.
●	The ratio of the corporate guarantor’s total liabilities (exclusive of the Promissory Note) to market adjusted total assets is not to exceed 75%. This requirement is only applicable in order to assess whether the borrower is entitled to distribute dividends to Pyxis.
● ●

MSC is to be at least 130% of the respective outstanding loan balance.

Minimum cash and cash equivalent shall not be less than the greater of (i) $2,000 and (ii) 3% of the total debt excluding any promissory note.

Amounts presented in Restricted cash, current and non-current, in the Consolidated Balance Sheets are related to minimum cash and the retention account requirements imposed by the Company’s debt agreements. The annual principal payments required to be made after June 30, 2025, giving effect to the debt refinancing discussed in Note 7, are as follows:

To June 30,	Amount
2026	$7,787
2027	19,133
2028	14,660
2029	34,960
2030 and thereafter	4,750
Total	$81,290

Total interest expense on long-term debt for the six months ended June 30, 2024, and 2025, amounted to $2,935, and $2,800, respectively, and is included in Interest and finance costs (Note 13) in the accompanying unaudited interim Consolidated Statements of Comprehensive Income/(loss). The Company’s weighted average interest rate (including the margin) for the six months ended June 30, 2024 and 2025, was 8.11% and 6.66% per annum, respectively.

As of June 30, 2025, the Company was in compliance with all of the loan covenants in its loan agreements and there was no amount available to be drawn down under the existing loan agreements.

8. Equity Capital Structure and Equity Incentive Plan:

The Company’s authorized common and preferred stock consists of 450,000,000 common shares and 50,000,000 preferred shares of which 1,000,000 are authorized as Series A Preferred Shares.

On June 20, 2024, the Company paid $2,500 for the redemption of 100,000 shares of our Series A Cumulative Convertible Preferred Stock (formerly NASDAQ Cap Mkts: PXSAP). Upon this redemption, 100,000 PXSAP shares were cancelled by the Company and the Company’s obligation to pay dividends in respect of these shares ceased. After this partial redemption, which resulted in a reduction of 446,429 in fully-diluted common shares, there are 303,631 PXSAP shares outstanding as of June 30, 2024, which are convertible into 1,355,496 common shares, if fully converted. On October 20, 2024 all remaining outstanding Series A Preferred Shares were redeemed at the Liquidation Preference of $25 per share for an aggregate payment of $7.6 million in cash.

As of December 31, 2024 and June 30, 2025, the Company had a total of 10,553,399 and 10,485,865 common shares issued and outstanding, respectively. Furthermore, as of December 31, 2024 and June 30, 2025, the Company had outstanding warrants which amounted to 1,592,465 (NASDAQ Cap Mkts: PXSAW), which have an exercise price of $5.60. The Company has also issued to the placement agent 107,143 and 1,986 non-tradeable warrants for the purchase of common shares, which can be exercised commencing one hundred eighty (180) days after the closing date, or on August 23, 2021 and expire on the five-year anniversary of the closing date, or on February 24, 2026. The initial exercise price per common share was $8.75 and $5.60, respectively. As of December 31, 2024 and June 30, 2025 all the respective non-tradeable underwriter’s warrants remain outstanding.

In October, 2015, our Board approved, and the Company adopted our EIP for common shares. The maximum aggregate number of shares of common stock that may be delivered pursuant to awards granted under the Plan during the ten-year term of the Plan will be 15% of the then-issued and outstanding number of shares of our common stock under the EIP, the Company’s employees, officers, directors and service providers are entitled to receive options to acquire the Company’s common stock. The EIP is administered by the nominating and corporate governance committee of our Board or such other committee of the Board as may be designated by the Board. Under the terms of the EIP, the Company’s Board is able to grant, (a) non-qualified stock options, (b) stock appreciation rights, (c) restricted stock, (d) restricted stock units, (e) unrestricted stock grants, (f) other equity-based or equity-related awards and (g) dividend equivalents. No award may be granted under the EIP after the tenth anniversary of the date the EIP was adopted by our Board.

F-12

PYXIS TANKERS INC.

Notes to the unaudited interim Condensed Consolidated Financial Statements

(Expressed in thousands of U.S. Dollars, except for share and per share data)

8.	Equity Capital Structure and Equity Incentive Plan: - Continued:

On May 11, 2023 our Nominating & Corporate Governance Committee signed the resolution to grant the issuance of a total of 55,000 restricted common shares to certain employees, board members and Company affiliates under the active EIP. The restricted shares had vesting periods up to November 2024. The fair value of the restricted shares based on the closing price on the grant date was $201.

In November 2024, our Board of Directors approved the issuance of a total of 72,500 restricted common shares under the existing EIP to certain employees, board members and Company affiliates. The restricted shares have a vesting period of 12 months ending November 2025. The fair value of the restricted shares based on the closing price on the grant date was $301.

A non–cash charge of $17 and $142 was recognized ratably from the grant date over the vesting period as compensation cost in General and administrative expenses of the accompanying Consolidated Statement of Comprehensive Income/(Loss) for the six month period ended June 30, 2024 and 2025, respectively. As of December 31, 2024 and June 30, 2025, the total unrecognized cost relating to restricted share awards was $254 and $112 with weighted-average period for the non-vested awards of eleven and five months, respectively.

Restricted stock during the six month period ended June 30, 2025 is analyzed as follows:

	Number of Shares	Weighted Average Grant Date Price
Outstanding at December 31, 2024	72,500	$4.15
Granted	—	—
Vested	—	—
Forfeited or expired	—	—
Outstanding at June 30, 2025	72,500	$4.15

The fair value of the restricted shares has been determined with reference to the closing price of the Company’s stock on the date the agreements were signed. The aggregate compensation cost is being recognized ratably in the interim Condensed Consolidated Statement of Comprehensive Income/(Loss) over the respective vesting periods.

9. Non-controlling Interest (NCI)

On July 5, 2023, the Company acquired an 60% equity interest in the newly incorporated entity Drykon for a consideration of $6,780 in cash. The remaining 40% acquired by an entity related to our Chief Executive Officer and Chairman for a consideration of $4,520 in cash. An agreement has been signed, between the shareholders of Drykon where all matters about Drykon’s, structure, operations and governance are determined and agreed in writing. Management assessed the terms of the agreement and concludes that there is disproportionality in between the financial interest and voting rights of the Company. More specifically, Pyxis owns 60% of the equity interest in Drykon, however, there are matters in the agreement requiring unanimous vote of all directors resulting in Pyxis only having a 50% share of the voting rights for these specific matters. A number of these matters that require a unanimous vote have been determined by the management to relate to activities that significantly affect the economic performance of Drykon and are considered by the management to be participating rights rather than protective in nature.

On May 9, 2024, the Company acquired an 60% equity interest in the newly incorporated entity Accuship for a consideration of $7,320 in cash and issuance of 267,857 restricted common shares. The remaining 40% acquired by an entity related to our Chief Executive Officer and Chairman for a consideration of $5,880 in cash. An agreement has been signed, between the shareholders of Accuship where all matters about Accuship’s, structure, operations and governance are determined and agreed in writing. Management assessed the terms of the agreement and concludes that there is disproportionality in between the financial interest and voting rights of the Company. More specifically, Pyxis owns 60% of the equity interest in Accuship, however, there are matters in the agreement requiring unanimous vote of all directors resulting in Pyxis only having a 50% share of the voting rights for these specific matters. A number of these matters that require a unanimous vote have been determined by the management to relate to activities that significantly affect the economic performance of Accuship and are considered by the management to be participating rights rather than protective in nature.

F-13

PYXIS TANKERS INC.

Notes to the unaudited interim Condensed Consolidated Financial Statements

(Expressed in thousands of U.S. Dollars, except for share and per share data)

9. Non-controlling Interest (NCI): - Continued:

Based on the above and the relevant guidance under ASC 810 “Consolidation”, management has assessed that Drykon and Accuship are considered as VIEs (Variable Interest Entity). Further, management assessed that Pyxis has a controlling variable interest in these VIEs thus, Pyxis should consolidate Drykon and Accuship.

For the six months ended June 30, 2025, joint ventures recorded a net loss of $389 of which 40% or $156 is attributable to NCI.

Amount
Balance, January 1, 2025	$6,288

Drykon Maritme Corp. income attributable to non-controlling interest (40%)	51
Accuship Maritme Ltd. loss attributable to non-controlling interest (40%)	(207)
Balance, June 30, 2025	$6,132

10.	Income/(loss) per Common Share:

	Six months ended June 30
	2024	2025

Net income/(loss) income attributable to Pyxis Tankers Inc.	$8,842	$(1,237)

Dividend Series A Convertible Preferred Stock	(383)	—
Net income/(loss) attributable to common shareholders, basic	$8,459	$(1,237)

Dividend Series A Convertible Preferred Stock	383	—
Net income/(loss) attributable to common shareholders, diluted	$8,842	$(1,237)

Effect of dilutive securities:
Preferred shares	1,644,246	—

Weighted average number of common shares, basic	10,479,962	10,417,915
Weighted average number of common shares, diluted	12,124,208	10,417,915

Income/(loss) per common share, basic	$0.81	$(0.12)
Income/(loss) per common share, diluted	$0.73	$(0.12)

As of June 30, 2024, securities that could potentially dilute basic income per share in the future that were not included in the computation of diluted income per share, because to do so would have anti-dilutive effect, were 1,591,062 warrants, which have an exercise price of $5.60, (exclusive of 4,683 underwriter’s warrants to purchase 4,683 Series A Convertible Preferred Shares at an average exercise price of $24.97 and 3,460 underwriter’s warrant to purchase 3,460 common shares with exercise price $5.60), calculated with the treasury stock method. The diluted income per common share includes 20,000 unvested restricted stocks units, which had vesting period up to November 2024 and the 267,857 restricted common shares to be issued for the “Konkar Venture” acquisition as well as shares assumed to be converted with respect to the 303,631 Series A Preferred Shares, which have a conversion price of $5.60, calculated with the if-converted method.

As of June 30, 2025, securities that could potentially dilute basic income per share in the future that were not included in the computation of diluted loss per share, because to do so would have anti-dilutive effect, were 1,592,465 warrants, which have an exercise price of $5.60, calculated with the treasury stock method. The effect of 72,500 unvested restricted stocks units, which have vesting period up to November 2025 has been excluded from the calculation of diluted EPS in accordance with the two-class method.

11.	Risk Management and Fair Value Measurements:

The principal financial assets of the Company consist of cash and cash equivalents, short term investments in time deposits and trade accounts receivable due from charterers. The principal financial liabilities of the Company consist of long-term bank loans, amounts due to related parties and trade accounts payable.

F-14

PYXIS TANKERS INC.

Notes to the unaudited interim Condensed Consolidated Financial Statements

(Expressed in thousands of U.S. Dollars, except for share and per share data)

11.	Risk Management and Fair Value Measurements: - Continued:

Interest rate risk: The Company’s loan interest rates are currently calculated at SOFR plus a margin, as described in Note 7 above, hence, the Company is exposed to movements in SOFR. SOFR is the successor index to LIBOR for our bank loans. In order to hedge its variable interest rate exposure, previously, the Company via one of its vessel-owning subsidiaries, purchased an interest rate cap. In the future, we may consider the use of additional financial hedging products to further limit our interest rate exposure.

Credit risk: Credit risk is minimized since trade accounts receivable from charterers are presented net of the expected credit losses. The Company places its cash and cash equivalents, primarily with high credit qualified financial institutions. The Company performs periodic evaluations of the relative credit standing of those financial institutions that are considered in the Company’s investment strategy. On the balance sheet date there were no significant concentrations on credit risk. The maximum exposure to credit risk is represented by the carrying amount of each financial asset on the Consolidated Balance Sheets.

Currency risk: The Company’s transactions are denominated primarily in U.S. dollars; therefore, overall currency exchange risk is limited. Balances in foreign currency other than U.S. dollars are not considered significant.

Fair value: The Management has determined that the fair values of the assets and liabilities as of June 30, 2025, are as follows:

	Carrying	Fair
	Value	Value
Cash and cash equivalents (including restricted cash)	$28,795	$28,795
Short-term investment in time deposits	$14,000	$14,000
Trade accounts receivable	$2,473	$2,473
Prepayments and other current assets	$393	$393
Trade accounts payable	$2,057	$2,057
Long-term debt with variable interest rates	$81,290	$81,290
Due to related parties	$3,101	$3,101

The Company performs an impairment exercise whenever there are indicators of impairment. No impairment loss was recognized for the six months ended June 30, 2025. As of December 31, 2024 and June 30, 2025, the Company did not have any other assets or liabilities measured at fair value on a non- recurring basis.

Assets measured at fair value on a non-recurring basis: Long lived assets held and used and held for sale

As of December 31, 2024 and June 30, 2025, the Company reviewed the carrying amount in connection with the estimated recoverable amount for each of its vessels held and used. This review indicated that such carrying amount was fully recoverable for the Company’s vessels held and used. No impairment loss was recognized for the six months ended June 30, 2024 and 2025.

As of December 31, 2024 and June 30, 2025, the Company did not have any other assets or liabilities measured at fair value on a non-recurring basis.

12.	Commitments and Contingencies:

Minimum contractual charter revenues: The Company employs certain of its vessels under lease agreements. Time charters typically may provide for variable lease payments, charterers’ options to extend the lease terms at higher rates and termination clauses. The Company’s contracted time charters as of June 30, 2025, range from one to six months, with varying extension periods at the charterers’ option and do not provide for variable lease payments. Our time charters contain customary termination clauses which protect either the Company or the charterers from material adverse situations.

Future minimum contractual charter revenues, gross of 1.25% address commission and 1.25% brokerage commissions to the management company and of any other brokerage commissions to third parties, based on the vessels’ committed, non-cancelable, short-term time charter contracts as of June 30, 2025, are $8,192.

Other: Various claims, suits and complaints, including those involving government regulations and environmental liability, arise in the ordinary course of the shipping business. In addition, losses may arise from disputes with charterers, agents, insurance and other claims with suppliers relating to the operations of the Company’s vessels. Currently, management is not aware of any such claims not covered by insurance or contingent liabilities, which should be disclosed, or for which a provision has not been established in the accompanying unaudited interim Condensed Consolidated Financial Statements.

F-15

PYXIS TANKERS INC.

Notes to the unaudited interim Condensed Consolidated Financial Statements

(Expressed in thousands of U.S. Dollars, except for share and per share data)

12.	Commitments and Contingencies: - Continued:

The Company accrues for the cost of environmental and other liabilities when management becomes aware that a liability is probable and is able to reasonably estimate the probable exposure. As of June 30, 2025 and as of the date of the issuance of the unaudited interim Condensed Consolidated Financial Statements, management is not aware of any other claims or contingent liabilities, which should be disclosed or for which a provision should be established in the accompanying unaudited interim Condensed Consolidated Financial Statements. The Company is covered for liabilities associated with the individual vessels’ actions to the maximum limits as provided by Protection and Indemnity (P&I) Clubs, members of the International Group of P&I Clubs.

13.	Interest and Finance Costs:

The amounts in the accompanying unaudited interim Condensed Consolidated Statements of Comprehensive Income are analyzed as follows:

	Six months ended June 30,
	2024	2025
Interest on long-term debt (Note 7)	$2,935	$2,800
Amortization of financing costs	114	115
Financing fees and charges	24	29
Total	$3,073	$2,944

14.	Revenues, net:

The Company disaggregates its revenue from contracts with customers by the type of charter (time charters and spot charters). The following table presents the Company’s revenue disaggregated by revenue source for the six month periods ended June 30, 2024 and 2025:

	Six months ended June 30,
	2024	2025
Revenues derived from spot charters, net	$8,740	$2,167
Revenues derived from time charters, net	16,975	16,589
Revenues, net	$25,715	$18,756

The Company does not disclose the value of unsatisfied performance obligations for contracts with an original expected length of one year or less, in accordance with the optional exception in ASC 606.

The following table presents the Company’s net trade accounts receivable disaggregated by revenue source as December 31, 2024 and June 30, 2025:

	December 31, 2024	June 30, 2025
Accounts receivable trade from spot charters	$4,635	$1,709
Accounts receivable trade from time charters	453	812
Less: Bad debt provisions	(26)	(26)
Less: Allowance for credit losses	(22)	(22)
Total	$5,040	$2,473

15. Segmental information:

The Company has two reportable segments from which it derives its revenues, the MR tankers and the dry-bulk carriers. The table below presents information about the Company’s reportable segments for the six month period ended June 30, 2025 and 2024. The accounting policies followed in the preparation of the reportable segments are the same with those followed in the preparation of the Company’s Condensed Consolidated Financial Statements. Segment results are evaluated based on income from operations.

F-16

PYXIS TANKERS INC.

Notes to the unaudited interim Condensed Consolidated Financial Statements

(Expressed in thousands of U.S. Dollars, except for share and per share data)

15.	Segmental information: - Continued:

	Six months ended June 30, 2025
	Tanker vessels	Dry-bulk vessels	Total
Revenues, net	$12,353	$6,403	$18,756
Voyage related costs and commissions	(1,020)	(551)	(1,571)
Vessel operating expenses	(4,030)	(2,935)	(6,965)
General and administrative expenses	35	(137)	(102)
Management fees	(463)	(474)	(937)
Depreciation and amortization of special survey costs	(2,086)	(1,930)	(4,016)
Interest and finance costs	(1,356)	(1,562)	(2,918)
Interest income	72	27	99
Segment profit/(loss)	$3,505	$(1,159)	$2,346

General and administrative expenses			$(4,471)
Interest and finance costs			(26)
Interest income			758
Net income/(loss)			$(1,393)

	Six months ended June 30, 2024
	Tanker vessels	Dry-bulk vessels	Total
Revenues, net	$19,824	$5,891	$25,715
Voyage related costs and commissions	(2,492)	(823)	(3,315)
Vessel operating expenses	(3,936)	(2,180)	(6,116)
General and administrative expenses	(28)	(125)	(153)
Management fees	(452)	(290)	(742)
Depreciation and amortization of special survey costs	(2,099)	(1,190)	(3,289)
Interest and finance costs	(1,863)	(1,204)	(3,067)
Segment profit	$8,954	$79	$9,033

General and administrative expenses			$(1,393)
Interest and finance costs			(6)
Interest income			1,261
Net income			$8,895

A reconciliation of total segment assets to total assets presented in the accompanying consolidated balance sheets of June 30, 2025, is as follows:

	June 30, 2025
	Tanker vessels	Dry-bulk vessels	Total
Cash and cash equivalents & restricted cash	$5,499	$2,013	$7,512
Inventories	358	1,076	1,434
Trade accounts receivable, net	1,661	812	2,473
Insurance claim receivable	—	340	340
Prepayments and other current assets	243	47	290
Vessels, net	65,550	71,178	136,728
Deferred dry-dock and special survey costs, net	1,021	1,409	2,430
Segment assets	$74,332	$76,875	$151,207

Cash and cash equivalents			$21,283
Short-term investment in time deposits			14,000
Prepayments and other current assets			103
Total assets			$186,593

F-17

PYXIS TANKERS INC.

Notes to the Unaudited Interim Condensed Consolidated Financial Statements

(Expressed in thousands of U.S. Dollars, except for share and per share data)

15.	Segmental information: - Continued:

A reconciliation of total segment assets to total assets presented in the accompanying consolidated balance sheets of December 31, 2024, is as follows:

	Year ended December 31, 2024
	Tanker vessels	Dry-bulk vessels	Total
Cash and cash equivalents & restricted cash	$3,074	$2,299	$5,373
Inventories	1,150	739	1,889
Trade accounts receivable, net	4,587	453	5,040
Insurance claim receivable	—	245	245
Prepayments and other current assets	414	221	635
Vessels, net	67,373	72,651	140,024
Deferred dry-dock and special survey costs, net	1,214	—	1,214
Advance for vessel additions	—	170	170
Segment assets	$77,812	$76,778	$154,590

Non-segment reconciling items:
Cash and cash equivalents			$17,220
Short-term investment in time deposits			17,000
Prepayments and other current assets			71
Total assets			$188,881

16.	Subsequent Events:

$45 million loan commitment: On July 30, 2025 the Company closed a commitment from an existing bank for a “hunting license” loan facility of up to $45 million (the “Facility”) to finance the potential acquisition of up to two modern vessels, consisting of product tankers between 45-115K dwt. and/or dry bulk carriers between 60-85K dwt. Advances under the Facility, which can be as much as 62.5% of vessel purchase value, can be drawn-down anytime for a period of up to 18 months after closing of the Facility. The balance of the purchase consideration for the vessel(s) would consist of cash equity on hand from the Company. Borrowings under the Facility would have an interest rate of SOFR + average margin of 1.9%. Each advance under the Facility would be repaid on a quarterly basis over five years from drawdown. The Facility would be secured by, among other things, any vessels acquired with the proceeds of the Facility and contains certain standard financial and other covenants. The Company will incur a nominal fee payable to the lender during the drawdown period of the Facility.

F-18